12:30
inter
Brasil
Global
Conta Digital
R$ 1.234,00
Pix
Pagar
Cartões
Investir
Antecipar FGTS
Recarga
Mostrar mais
Seu programa gratuito de pontos
Ser Inter é ter
Shopping

Consolidated Financial Statements

As of December 31, 2023 and 2022

inter&co

Consolidated Financial Statements For the year ended December 31, 2023

Consolidated Financial Statements For the year ended December 31, 2023
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Island, with limited liability. In June 2022, the Company started trading its shares on Nasdaq, in New York, under the ticker symbol INTR, and its BDRs in B3 under ticker INBR32. Inter&Co is the parent company of the Inter Group and indirectly holds all of Banco Inter’s shares.
Inter
Inter provides e-commerce and financial services, these solutions are offered in a single digital ecosystem that includes a complete range of baking services, investments, credit, insurance and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of December 31, 2023, we surpassed the mark of 30.4 million customers and increased the activation rate by 300 bps when compared to December 31, 2022, reaching 54.0%.
Loan Portfolio
The balance of loan operations reached R$29.8 billion, representing a positive variation of 31% compared to December 31, 2022.
Funding
The total funding, which includes demand deposits, time deposits, savings deposits and securities issued, such as Real Estate Bills and Financial Bills, amounted to R$40.7 billion, representing a 36.5% increase compared to December 31, 2022.
Economic and financial highlights
Profit (loss) for the period
We recorded an accumulated profit of R$352.3 million as of December 31, 2023, compared to a loss of R$14.1 million for the same period in 2022.
Revenues
The revenues as of December 31, 2023, reached R$7,775.7 million, recording an increase of R$2,111.0 million compared to the amount recorded in the same period in 2022.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of December 31, 2023, totaled R$1,461.3 million, an decrease of R$33.1 million in relation to the same period of 2022.
Equity highlights
Total assets
Total assets reached R$60.4 billion as of December 31, 2023, a 30.2% growth compared to December 2022.
Shareholder’s equity
Shareholder’s equity totaled R$7.6 billion, a 7.2% growth compared to December 31, 2022.

Consolidated Financial Statements For the year ended December 31, 2023
Relationship with the independent auditors
The Company also has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter & Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the year ended December 31, 2023 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers and partners for their trust, as well as each of our employees who build our history daily.
Belo Horizonte, February 07, 2024.
The Management

Consolidated Financial Statements For the year ended December 31, 2023

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar – Bairro Funcionários 30130-141 -
Belo Horizonte/MG - Brazil
Mail Box 3310 - CEP 30130-970
Belo Horizonte/Minas Gerais - Brazil
Phone +55 (31) 2128-5700
kpmg.com.br

Report of the independent auditors on the consolidated financial statements

To the Shareholders, Board of Directors and Management of

Inter & Co, Inc

Cayman Islands

Opinion

We have audited the consolidated financial statements of Inter & Co, Inc. ("Company"), which comprise the balance sheet as of December 31, 2023, and the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other clarifying information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of Inter & Co, Inc. as of December 31, 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the *International Accounting Standards Board* (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements that are included in the Accountant's Professional Ethics Code and on the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate

Consolidated Financial Statements For the year ended December 31, 2023 opinion on these matters.

Expected loss of credit for loans, advances to customers, financial assets at fair value through other comprehensive income and securities at amortized cost	
See Notes 2(c), 4(e), 6(a), 10 and 12 of the consolidated financial statements	
Key audit matter	**How our audit addressed this matter**
On December 31, 2023 Inter & Co, Inc recognized an allowance for expected credit losses on loans, advances to customers, financial assets at fair value through other comprehensive income and securities at amortized cost. The credit loss is measured at the present value of the difference between the contractual cash flows that would be due if the commitment were honoured and the cash flows that the Company expects to receive. For this measurement, the Company classifies transactions into three stages, and at stage 1 the likelihood of loss considers loss for the next 12 months and at stages 2 and 3 the likelihood of loss considers loss for the remaining term of the transaction. To assess whether there has been a change in credit risk, which establishes the classification of stages, the Company assesses whether credit risk has increased significantly since initial recognition, considering the client and the type of product. The measurement of expected credit losses is determined according to internal scoring models and uses the methodology of probability of default (PD), exposure to default (EAD) and default loss (LGD), macroeconomic conditions and the impact of changes in future macroeconomic scenarios, including market indicators, such as: interbank deposit rate (DI), Extended National Consumer Price Index (IPCA), Gross Domestic Product (GDP) and minimum wage. We considered the measurement of the allowance for credit losses as a key audit matter, because it involves material measurement uncertainties as a result of the complexity in the application of models and subjectivity in the selection of assumptions.	Our audit procedures in this area included, but were not limited to: - Evaluating the design and implementation of significant internal controls related to models, classifications between stages, assumptions and methodologies used to measure the allowance for ECLs; - Evaluation, with the help of our professionals with experience and knowledge specialized in credit risk: (i) the reasonableness of the general methodology used to measure ECLs, including the criteria applied for classifying these transactions at stages; (ii) the modelling techniques used by the Company, inspecting management documentation to determine whether the techniques used are adequate for the intended use; (iii) recalculating estimates of the impairment loss on trade and other receivables, as well as the impairment loss on securities, using the Company's historical data for loan transactions and external data for securities; (iv) the relevance of macroeconomic variables considered in future scenarios through a regression analysis and historical correlation with these indicators; (v) making a new calculation of expected credit losses. (vi) testing the accuracy of the allocation of internships according to the Company's criteria by conducting the allocation again. - Checking whether disclosures in the consolidated financial statements are in accordance with the requirements of applicable accounting standards and consider all relevant information. According to the evidence obtained by applying the procedures summarized above, we considered that the measurement of the allowance for impairment loss on loans and advances to customers, financial assets at fair value through other comprehensive income and securities at amortized cost, as well as the related disclosures, in the consolidated financial statements taken as a whole, are acceptable. for the year ended December 31, 2023.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

Consolidated Financial Statements For the year ended December 31, 2023

Impairment test of the cash generating units (CGUs), which include the goodwill recognized in intangible assets	
See Notes 4(i) and 16 to the consolidated financial statements	
Key audit matter	**How our audit addressed this matter**
As of December 31, 2023, the Company has intangible assets that include goodwill from the acquisition of Inter & Co Payments Inc, for which the Company tests its assets for impairment at least annually or when there are events or circumstances that indicate that book value exceeds recoverable value. The recoverable amount of the CGU is calculated according to its value in use, using estimated future cash flows discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Calculating the CGU's value in use requires the use of significant data and assumptions used in the valuation models, including the discount rate and future growth rate. Assumptions about future growth include the forecast growth rate and the expected long-term inflation rate. Due to the uncertainties about the selection of data and assumptions used to estimate the recoverable value of the CGU that includes goodwill, we considered this to be a key audit matter.	Our audit procedures in this area included, but were not limited to: - Evaluating the design and implementation of significant internal controls, including controls related to (i) reviewing the budget; (ii) preparing, reviewing and approving the main assumptions used to test the recoverable value; and (iii) reviewing the calculation method to test the assets for impairment; - Evaluation, with the involvement of our corporate finance experts with knowledge of and experience in the industry: (i) of the methodology used to estimate value in use, comparing it with the market's generally accepted valuation practices; (ii) the reasonableness of the discount rates used to calculate the present value and the growth rate used to estimate estimated revenue and expense flows, comparing them with information obtained from internal and external sources; (iii) changes between the projections and the cash flows realized, and obtaining explanations from the Company about the fluctuations; And (iv) of the mathematical accuracy of certain stages in the calculation of present value. - Checking whether disclosures in the consolidated financial statements are in accordance with the requirements of applicable accounting standards and consider all relevant information. According to the evidence obtained by applying the procedures summarized above, we considered that the impairment testing of the CGU that includes goodwill related to the acquisition of Inter & Co Payments Inc and the related disclosures are acceptable in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2023.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

Consolidated Financial Statements For the year ended December 31, 2023

Other information that accompanies the consolidated financial statements and the independent auditors' report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement of the Management Report, we are required to report on such fact. We have nothing to report on this.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the *International Accounting Standards Board* (IASB), and internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions or misrepresentations or the override of internal controls.
- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

Consolidated Financial Statements For the year ended December 31, 2023 significant doubt on the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the consolidated financial statements represent the corresponding transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and therefore for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships or issues that may considerably affect our independence, including, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation prohibits public disclosure of the matter, or when, in extremely rare circumstances, we determine that the matter should not be communicated in our report because the adverse consequences of doing so may reasonably be expected to outweigh the public interest benefits of such communication.

Belo Horizonte, February 7, 2024

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

Jonas Moreira Salles

Accountant CRC SP-295315/O-4

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.

Consolidated balance sheets As of December 31, 2023 and 2022 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2023	12/31/2022
Assets
Cash and cash equivalents	8	4,259,379	1,331,648
Amounts due from financial institutions, net of provisions for expected loss	9	3,718,506	4,258,856
Compulsory deposits at Central Bank of Brazil		2,664,415	2,854,778
Securities	10	16,868,112	12,448,565
Derivative financial assets	11	4,238	—
Loans and advances to customers, net of provisions for expected loss	12	27,900,543	21,379,916
Non-current assets held for sale	13	174,355	166,943
Equity accounted investees	14	90,634	72,090
Property and equipment	15	167,547	188,019
Intangible assets	16	1,345,304	1,238,629
Deferred tax assets	33.c	1,033,535	978,148
Other assets	17	2,125,231	1,425,508
Total assets		60,351,797	46,343,100

Liabilities
Liabilities with financial and similar institutions	18	9,522,469	7,906,897
Liabilities with customers	19	32,651,620	23,642,804
Securities issued	20	8,095,042	6,202,165
Derivative financial liabilities	11	15,063	37,768
Borrowing and onlending	21	107,412	36,448
Income tax and social contribution		287,978	114,493
Other tax liabilities		75,284	52,372
Tax liabilities	22	363,262	166,865
Provisions	23	70,452	57,449
Deferred tax liabilities	33.c	32,539	30,073
Other liabilities	24	1,897,248	1,173,527
Total liabilities		52,755,107	39,253,996

Equity
Share capital	25.a	13	13
Reserves	25.b.	8,147,285	7,817,670
Other comprehensive income	25.c	(675,488)	(825,301)
Equity attributable to owners of the Company		7,471,810	6,992,382
Non-controlling interest	25.f	124,881	96,722
Total equity		7,596,691	7,089,104

Total liabilities and equity		60,351,797	46,343,100

The notes are an integral part of these consolidated financial statements.

Consolidated income statements For the years ended December 31, 2023, and 2022 (Amounts in thousands of Brazilian reais, except for earnings per share)

	Note	2023	2022
Interest income	26	4,549,827	2,802,658
Interest expenses	26	(2,887,573)	(1,972,850)
Income from securities and derivatives	27	1,545,835	1,505,621
Net interest income and income from securities and derivatives		3,208,088	2,335,429

Net revenues from services and commissions	28	1,304,382	968,039
Expenses from services and commissions		(135,582)	(129,233)
Other revenues	29	375,688	388,462
Revenues		4,752,576	3,562,697

Impairment losses on financial assets	30	(1,541,584)	(1,083,237)
Revenues net of impairment losses on financial assets		3,210,992	2,479,460

Administrative expenses	31	(1,461,348)	(1,494,484)
Personnel expenses	32	(790,739)	(733,605)
Tax expenses		(326,584)	(248,588)
Depreciation and amortization		(160,440)	(163,972)
Income from equity interests in associates	14	(32,040)	(17,384)
Profit / (loss) before income tax		439,841	(178,573)

Income tax	33	(87,581)	164,494

Profit / (loss) for the year		352,260	(14,079)

Profit (loss) attributable to:
Owners of the Company		302,343	(11,090)
Non-controlling interest		49,917	(2,989)

Earnings (loss) per share
Basic earnings (loss) per share	25.e	0.75	(0.03)
Diluted earnings (loss) per share	25.e	0.75	(0.03)

The notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income For the years ended December 31, 2023, and 2022 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	2023	2022

Profit (loss) for the year	352,260	(14,079)

Other comprehensive income
Item that are or may be reclassified subsequently to the income statement:
Change in fair value - financial assets at FVOCI	291,333	(240,057)
Related tax - financial assets FVOCI	(131,100)	102,684
Net change in fair value - financial assets at FVOCI	160,233	(137,373)

Fair value change - investments in operations abroad	16,742	—
Tax effect	(4,579)	—
Hedge of net investments in operations abroad	12,163	—

Foreign exchange differences on the translation of foreign operations	(22,604)	(10,671)

Effects of corporate reorganization on non-controlling interest without change in control	—	(604,973)

Others	21	—
Other comprehensive income that may be reclassified subsequently to the income statement	149,813	(753,017)

Total comprehensive income for the year	502,073	(767,096)
Allocation of comprehensive income
To owners of the company	452,156	(764,107)
To non-controlling interest	49,917	(2,989)

The notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows For the years ended December 31, 2023, and 2022 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	2023	2022
Operating activities
Profit (loss) for the year	352,260	(14,079)
Adjustments to profit (loss)
Depreciation and amortization	160,440	163,972
Result of equity interests in associates	32,040	17,384
Impairment losses on financial assets	1,541,584	1,083,237
Expenses with provisions	38,611	25,931
Income tax and social contribution	87,581	(164,494)
Provisions/ (reversals) for loss of assets	(42,214)	5,225
Other capital gains (losses)	(41,785)	(66,363)
Provision for performance income	(135,260)	(150,401)
Result of foreign exchange variation	(88,708)	—

(Increase)/ decrease in:
Compulsory deposits at Central Bank of Brazil	190,363	(455,290)
Loans and advances to customers, net of provision for expected loss	(8,062,211)	(5,927,723)
Amounts due from financial institutions	540,350	(2,206,994)
Securities	70,642	(602,509)
Derivative financial assets	(4,238)	86,948
Non-current assets held for sale	(7,412)	(37,150)
Other assets	(341,900)	(318,696)
Increase/ (decrease) in:
Liabilities with financial institutions	1,615,572	2,565,433
Liabilities with customers	9,008,816	5,309,261
Securities issued	1,892,877	2,630,072
Derivative financial liabilities	(22,705)	(28,777)
Borrowing and onlending	70,628	11,377
Tax liabilities	178,906	119,891
Provisions	(25,608)	(21,330)
Other liabilities	799,775	216,537
Income tax paid	(263,354)	(138,057)
Net cash from operating activities	7,545,050	2,103,405

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(62,378)	(545,983)
Acquisition of property and equipment	(17,881)	(27,714)
Proceeds from sale of property and equipment	—	14
Acquisition of intangible assets	(257,130)	(251,390)
Acquisition of financial assets at FVOCI	(19,381,768)	(7,977,979)
Proceeds from sale of financial assets at FVOCI	14,913,627	9,208,137
Acquisition of financial assets at FVTPL	(680,391)	(582,098)
Proceeds from sale of financial assets at FVTPL	818,576	126,198
Net cash used in investing activities	(4,667,345)	(50,815)

Cash flow from financing activities
Dividends and interest on shareholders' equity paid	(23,600)	(75,898)
Repurchase of treasury shares	(16,409)	—
Resources from non-controlling interest	1,327	—
Payment to shareholders of subisidiary	—	(1,145,273)
Net cash used in from financing activities	(38,682)	(1,221,171)

Increase/(Decrease) in cash and cash equivalents	2,839,023	831,419
Cash and cash equivalents at the beginning of the year	1,331,648	500,446
Effect of the exchange rate variation on cash and cash equivalents	88,708	(217)
Cash and cash equivalents at December 31	4,259,379	1,331,648

The notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity For the years ended December 31, 2023, and 2022 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings / accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2022 - Inter & Co, Inc.	13	2,728,396	(72,284)	—	—	2,656,125	5,793,659	8,449,784
Profit (loss) for the year	—	—	—	(11,090)	—	(11,090)	(2,989)	(14,079)
Proposed allocations:
Constitution/ reversion of reserves	—	(11,090)	—	11,090	—	—	—	—
Interest on equity / dividends	—	(38,056)	—	—	—	(38,056)	(37,842)	(75,898)
Net change in fair value - financial assets at FVOCI	—	—	(137,373)	—	—	(137,373)	—	(137,373)
Foreign exchange differences on the translation of foreign operations	—	—	(10,671)	—	—	(10,671)	—	(10,671)
Effects of corporate reorganization	—	5,283,314	(604,973)	—	—	4,678,341	(5,656,106)	(977,765)
Reflex reserve	—	(125,299)	—	—	—	(125,299)	—	(125,299)
Others	—	(19,595)	—	—	—	(19,595)	—	(19,595)
Balance as of December 31, 2022 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104

Balance as of January 1, 2023 - Inter & Co, Inc.	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the year	—	—	—	302,343	—	302,343	49,917	352,260
Proposed allocations:
Constitution/ reversion of reserves	—	302,343	—	(302,343)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(23,600)	(23,600)
Foreign exchange differences on the translation of foreign operations	—	—	(22,604)	—	—	(22,604)	—	(22,604)
Gains and losses - Hedge	—	—	12,163	—	—	12,163	—	12,163
Net change in fair value - financial assets at FVOCI	—	—	160,233	—	—	160,233	—	160,233
Share-based payment transactions	—	(16,409)	—	—	16,409	—	—	—
Reflex reserve	—	44,217	—	—	—	44,217	—	44,217
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	(536)	21	—	—	(515)	1,842	1,327
Balance as of December 31, 2023 - Inter & Co, Inc.	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements As of December 31, 2023
Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter & Co, Inc. (“Inter & Co” or “Company”, together with its consolidated subsidiaries, the “Group”), formerly Inter Platform Inc, is a Cayman Island exempted company with limited liability, incorporated on January 26, 2021. On May 7, 2021, Inter & Co, Inc., began a corporate reorganization involving two new non-operating companies with no material assets, liabilities or contingencies: the Company, and Inter Holding Financeira S.A. (HoldFin), located in Brazil. The Company and HoldFin have become the indirect and direct shareholders of Banco Inter S.A (“Inter” or “Banco Inter”), respectively, thus the ultimate shareholders of Inter and their voting and non-voting interest were the same before and after this corporate reorganization.
Inter & Co, Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are traded on the Nasdaq under the symbol “INTR” and its Brazilian Depositary Receipts (“BDRs”) are traded on B3 - Brasil, Bolsa, Balcão (“B3”), the Brazilian stock exchange, under the symbol “INBR32”.
Banco Inter was a publicly held company with equity securities listed on B3 since April 2018. On June 23, 2022, Inter & Co and Banco Inter completed a corporate reorganization as an immediate result of which Inter & Co became indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter S.A. The ultimate shareholders of Banco Inter were the same before and after this corporate reorganization, however our controlling shareholder received Class B common shares, which are entitled to 10 votes per share while all other shareholders received Class A common shares, which are entitled to 1 vote per share. Inter & Co accounted for this corporate reorganization as a reorganization of entities under common control, and the pre-reorganization historical value of Banco Inter’s consolidated assets and liabilities are reflected in these financial statements as described:
•The consolidated financial position of Inter & Co, Inc. at December 31, 2023 and December 31, 2022.
•The consolidated operating results and cash flows of Inter & Co, Inc. for the years ended on December 31, 2023 and 2022.
•The recognition of non-controlling interest on June 23, 2022, relating to the transfer from non-controlling interest to equity of the Company of the Banco Inter shareholders that exchanged their Banco Inter shares to shares and/or BDRs of the Company and the payment to shareholders of Banco Inter who opted to receive cash in lieu of shares of the Company (instead of shares and BDRs of the Company).
In January 2022, Inter&Co Payments, Inc. (formerly USEND or Pronto Money Transfer, Inc), a remittance platform and global provider of digital accounts, was acquired to accelerate the global expansion plan.
The Group’s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate loans, payroll credit, credit for companies, rural loans, credit card operations, checking account, investments, insurance services, as well as a marketplace of non-financial services provided by means of its subsidiaries.

Notes to the consolidated financial statements As of December 31, 2023
2.Basis for preparation
a.Compliance statement
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
In order to improve the level of detail in the presentation of the information in the financial statements, Inter & Co has reclassified certain prior year balances to conform to current year presentation.
These consolidated financial statements were approved by the Board of Director’s meeting on February 07, 2024.
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter has de facto control over an investee;
•Equity accounted investees (see note 14): whether Inter has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next year, and the actual results may differ from those previously established. They are disclosed below and are related to the following notes:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•The measurement of the provision for expected credit losses on financial assets (see notes 4e and 12) measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, among others.
•Business combination (see note 4b): determination of fair values of assets acquired and liabilities assumed in business combinations.
•Impairment test of intangible assets and goodwill (see notes 16 and 4(h)): for the purposes of impairment testing, each invested entity was considered a cash generating unit (“CGU”).

Notes to the consolidated financial statements As of December 31, 2023
•Deferred tax asset (note 33): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
3.Changes to significant accounting policies
New or revised accounting pronouncements adopted in 2023
The following new or revised standards have been issued by IASB, and were effective for the year covered by these consolidated financial statements, and had no material impact on these consolidated financial statements.
•Definition of accounting estimates - Amendments to IAS 8: defines accounting estimates as monetary values susceptible to uncertainties in their measurement. Among these estimates we can mention the expected credit loss and the fair value of assets and liabilities.
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to postpone the settlement of the liability for a minimum period of 12 months after the closure of the report, in addition to establish disclosure requirements for liabilities with covenants classified as non-current. These changes will come into effect from the start of the 2024 financial year.
•Disclosure of Accounting Policies – Changes to IAS 1 and IFRS Practice Statement 2: concern information relating to accounting policies. Establishes that only relevant information about accounting policies is disclosed, excluding information that duplicates or summarizes the requirements of IFRS standards.
•Deferred tax on leasing transactions – Amendments to IAS 12: clarify that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities does not apply to leasing transactions.
•Insurance Contracts - IFRS 17: The standard on Insurance Contracts replaces IFRS 4 - Insurance Contracts, and brings important changes to the measurement, recognition and disclosure of these contracts, through specific methodologies for each type of agreement.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the consolidated financial statements.
a.Basis for consolidation
Companies that Inter & Co controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has the right to variable returns arising from its involvement with the entity and has the ability to use this power to affect the value of such returns.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist. With regard to the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, only the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which restrict the ability of subsidiaries of Inter to transfer cash to other entities within the economic group. There are no other legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.

Notes to the consolidated financial statements As of December 31, 2023
The following table shows the subsidiaries in each year:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					12/31/2023	12/31/2022
Direct subsidiaries
Inter&Co Securities, LLC	Holding Company	—	US$	USA	100.00%	100.00%
Inter&Co Participações Ltda.	Holding Company	288,517,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	—
Inter Holding Financeira S.A.	Holding	401,207,704	BRL	Brazil	100.00%	100.00%

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					12/31/2023	12/31/2022
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	1,297,308,713	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (a)	Securities	195,000,000	BRL	Brazil	100.00%	98.30%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	59,750	BRL	Brazil	60.00%	60.00%
Inter Marketplace Ltda.	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Inter Asset Holding S.A. (b)	Asset management	750,814,000	BRL	Brazil	—%	70.00%
Inter Titulos Fundo de Investimento	Investment Fund	499,388,000	BRL	Brazil	98.30%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	194,333,000	BRL	Brazil	86.46%	90.70%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado (c)	Investment Fund	144,796,772	BRL	Brazil	100.00%	—%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial (c)	Investment Fund	17,738	BRL	Brazil	99.11%	—%
IM Designs Desenvolvimento de Software Ltda.	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda (b)	Asset management	750,814	BRL	Brazil	70.87%	70.00%
Inter Café Ltda.	Provision of services	3,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	2,510,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515,000	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda. (d)	Provision of services	33,533,805	BRL	Brazil	100.00%	—
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	—
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	—

(a)    On February 15, 2023, Banco Inter S.A. acquired remaining shares of its subsidiary "Inter Distribuidora de Títulos e Valores Mobiliários Ltda", acquiring the remaining 416,667 shares at nominal value of R$1.00 each, fully subscribed and paid up.
(b)    On October 25, 2023, a spin-off of Inter Asset Holding S.A. was implemented, and its remaining assets, corresponding to the equity interest owned by Banco Inter S.A., were merged into Banco Inter S.A. As a result of such transaction, Banco Inter S.A. became a direct shareholder of Inter Asset Gestão de Recursos Ltda., owning 70.87% of its equity interest, while Inter Asset Holding S.A. was subsequently terminated.
(c)    In 2023, Inter&Co made an investment, acquiring a significant number of fund shares. As a result, the financial data related to these funds are now part of the consolidation basis of the company's financial statements.
(d)    On April 1, 2023, the reorganization of entities under common control resulted in the spin off of the investment held by Inter Marketplace LTDA into the newly formed entity, Inter Conectividade Ltda.

Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity. The company owns 50% or more of the voting capital of all indirect subsidiaries.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.

Notes to the consolidated financial statements As of December 31, 2023
b.    Business combination
Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.
Inter has the option to apply a "concentration test" that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments. The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.
Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.
Inter US Finance, LLC and Inter US Management, LLC
On January 24, 2023, through the holding company "Inter US Holding, Inc.,", 100% of the share capital of Inter US Finance, LLC and Inter US Management, LLC were acquired.
Inter US Finance, LLC and Inter US Management, LLC are companies with operations in Florida, Georgia, and Colorado, providing real estate-focused credit. The company holds licenses in all three operating states and obtains funding from investors. The business specializes in originating and distributing mortgages, enabling the development of other loan portfolios in the US. With this acquisition, Inter & Co customers are expected to have access to a wider range of financial services.
i.    Consideration transferred
The following table summarizes the amounts of consideration transferred:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Cash	1,990	939
Share of Inter & Co	—	388
Total consideration transferred	1,990	1,327

Notes to the consolidated financial statements As of December 31, 2023
Identifiable assets acquired, liabilities assumed and goodwill
The fair value of identifiable assets and liabilities of Inter US Finance, LLC and Inter US Management, LLC. at the acquisition date are as follows:

In thousands of Brazilian reais	Inter US Finance, LLC	Inter US Management, LLC
Assets	879	238
Cash and cash equivalents	860	3
Other assets	19	235
Liabilities	(807)	(25)
Borrowing and onlending	(807)	—
Other liabilities	—	(25)
Total net identifiable assets at fair value	72	213
Total consideration transferred	1,990	1,327
Goodwill on acquisition (a)	1,918	1,114

(a)Inter contracted an independent valuation service to develop a study on the purchase price allocation (“PPA”) of the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of these financial statements, the study is still in the preparation phase. The provisional amounts of goodwill resulting from the acquisition of Inter US Finance, LLC and Inter US Management, LLC are R$1,918 and R$11,114, respectively. These amounts represent the future economic benefits arising from the synergies generated by our expansion in US operations and by offering a broader range of financial services to our customers. We will continue to carefully evaluate the purchase price allocation and provide timely updates on any material changes to our financial statements.
ii.    Acquisition costs
Inter incurred acquisition-related costs of R$362 on attorney’s fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
iii.    Contribution to the Group’s results
In the year ended December 31, 2023, Inter US Finance, LLC and Inter US Management, LLC, contributed net revenue of R$8,122 and a loss of R$4,796 to the Group’s results. If the acquisitions had occurred on January 1, 2023, there would be no significant impact in the Group’s total net revenue and loss for the period since the acquisitions were completed near the beginning of the reporting period.
c.    Foreign currency
Transactions in foreign currency
Transactions in foreign currency are translated into the respective functional currencies of the Group’s entities by the spot exchange rates on the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss.
Exchange variation adjustment
Assets and liabilities from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses from operations abroad are converted into the Real using the average exchange rates for the period.
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.

Notes to the consolidated financial statements As of December 31, 2023
When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to profit or loss as a component. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.
d.    Cash and cash equivalents
The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding 3 months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.
e.    Financial assets and liabilities
Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.
i.Classification and Measurement of Financial Assets
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); or
•Fair value through profit or loss (FVTPL).
The classification and subsequent measurement of financial assets depend on:
•The business model in which they are managed;
•The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test).
Business model: represents the way in which the financial assets are managed to generate cash flows and does not depend on management’s intentions regarding an individual instrument.
Financial assets may be managed for the purpose of:
i)    collecting contractual cash flows;
ii)    collecting contractual cash flows and selling assets; or
iii)    others.
To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management.When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.
SPPI Test: assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks.
If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features.
Classification
Based on these factors, Inter applies the following criteria for each classification category:

Notes to the consolidated financial statements As of December 31, 2023
Amortized Cost
•Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);
•Initially recognized at fair value plus transaction costs;
•Subsequently measured at amortized cost, using the effective interest rate;
•Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method.
Financial Assets at Fair Value Through Other Comprehensive Income
•Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;
•Initially recognized at fair value plus transaction costs and subsequently measured at fair value;
•Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method;
•Expected credit losses are recognized in the income statement;
•Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item financial assets at FVOCI - net change in fair value.
Financial Assets at Fair Value Through Profit or Loss
•Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce "accounting mismatches";
•Initially recognized and subsequently measured at fair value;
•Transaction costs are recorded directly in the income statement;
•Gains and losses arising from changes in fair value are recognized in the income statement in the line item net gains/(losses) from derivatives or income from securities.
Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.
Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control then it continues to recognize the asset to the extent of its continuing involvement.
Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.
Equity Instruments
An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.

Notes to the consolidated financial statements As of December 31, 2023
The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Income Statement.
Effective Interest Rate
The effective interest rate is established on initial recognition of financial assets and liabilities and is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability to the value at initial recognition.
For the calculation of the effective interest rate, the Group estimates the cash flows considering all the contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the agreement, transaction costs and all other premiums or discounts.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.
Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in note nº 7.
Expected Credit Loss
The Group assesses, on a prospective basis, the expected credit loss associated with financial assets measured at amortized cost or at fair value through other comprehensive income. The recognition of the provision for expected credit loss is made on each reporting date and an expense is recognized in the income statement.
In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the expense for provision for credit losses in the income statement and adjusts the fair value gains or losses recognized in other comprehensive income.
Measurement of Expected Credit Loss
•Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate charged;
•Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honored and the cash flows that the Group expects to receive;
•Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.
At every reporting period, the Group evaluates the expected loss of its credit portfolio.
The expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).
To calculate the expected credit loss, the loan portfolio is divided into products with similar characteristics, as follows: real estate loans; credit cards; personal loans and business loans.
Subsequently, customers are classified into rating levels according to the PD associated with each one. For the PD estimation, customer behavior is considered, considering information from credit bureaus and internal historical data.

Notes to the consolidated financial statements As of December 31, 2023
For the LGD estimate, an exercise period - asset recovery - of up to 60 months is considered, considering the nature of the operations. However, to calculate the recovered value, the loss of value over time is considered to measure the economic impacts on that asset.
Inter & Co, Inc. uses the three-stage approach in measuring expected credit loss, given that financial assets are transferred from one stage to another based on changes in credit risk. The stages are as follows:
•Stage 1: the risk of loss in this stage does not present significant variations, the provision reflects expected losses resulting from potential defaults over the following 12 months;
•Stage 2: This stage will be applied for financial assets originated or acquired with no credit impairment issues, and which present a significant increase in risk since their initial recognition, but have not yet been impaired. In this assessment, qualitative and quantitative metrics will be considered in the determination of the risk of loss.
•Stage 3: In this stage, the financial instrument presents clear recoverability issues arising from one or more events that have already taken place and that resulted in loss. In this case, the amount of the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.
In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1(low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.
The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts.
To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.
The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, on a recurrent basis.
Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.
Write-off of Financial Assets
When there is no reasonable expectation of the recovery of a financial asset, considering historical curves, its total or partial write-off is made simultaneously with the reversal of the related provision for expected credit loss, with no net effect in the income statement. Subsequent recoveries of amounts previously written-off are recorded as gains in the income statement.

Notes to the consolidated financial statements As of December 31, 2023
ii. Classification and Measurement of Financial Liabilities
Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:
Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.
Derecognition and Modification of Financial Liabilities
The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired. An exchange of debt instrument or substantial modification of the terms of a financial liability results in the derecognition of the original financial liability and the recognition of a new one.
iii. Derivatives
All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative.
The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2023, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:
•At the beginning of hedge, there is a formal designation and documentation of the hedge relationship and the objective and strategy of the entity's risk management;
•It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship;
•For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss;
•The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and
•The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.
There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.
For derivatives designated and qualified as part of a fair value hedge, the following practices are applied:
•The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and

Notes to the consolidated financial statements As of December 31, 2023
•The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss. When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.
In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 S.A. – Brasil, Bolsa, Balcão, in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 11.
iv. Loan Commitments and Financial Guarantees
Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.
f.    Non-current assets held for sale
Non-current assets held for sale include properties recovered from loans and advances to customers, if their carrying amount is expected to be recovered principally through sale rather than use. This condition is met only when the sale is highly probable, and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount or the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year's inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value.
g.    Property and equipment
Recognition and measurement
Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.
The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, at each balance sheet date or when applicable.
Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Income Statement.
Subsequent expenditure
The cost of repairing or maintaining an item of property and equipment is recognized as part of the cost of the asset, when it is likely that the future economic benefits of the item will flow to the Group over more than one year and its cost can be measured reliably. Other costs of repairs and maintenance are recognized in profit or loss as they are incurred.

Notes to the consolidated financial statements As of December 31, 2023
Depreciation
Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated.
The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives
Buildings, furniture and equipment	10 years
Data processing system	5 years

The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.
h.    Intangible assets
Goodwill
Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired.
I.Analysis of impairment loss Inter&Co Payments, Inc
The impairment test of Inter&Co Payments, Inc was carried out for the base date of September 30, 2023 and no impairment to the recoverable value of the goodwill was recorded in this financial statements, given that the recoverable value of this CGU (Cash Generating Unit) was higher than its book value.
The recoverable values were calculated based on their value in use, discounting the future cash flows that are expected to be generated by the continuous use of their assets until their final disposal.
Main areas of judgment

The values assigned to key assumptions represent management's assessment of future trends in the relevant industry and were based on historical data from external and internal sources.
The discount rate used was determined based on Venture Capital return rate studies, which more appropriately reflects the stage of the company's business and activities. Five-year cash flow projections were included in the discounted cash flow model. A long-term growth rate was used to extrapolate cash flows beyond these periods.
Revenue growth was projected taking into account the revised US customer curve, in line with Inter's strategy for international business over the next 5 years. The budgeted profit before taxes, depreciation and amortization was based on expectations of future results taking into account past experience, adjusted for expected revenue growth. Assumptions for future revenue growth include the projected growth rate and long-term inflation expectations. The key assumptions described above may change as economic and market conditions change.
The estimated recoverable amount exceeded its carrying amount on September 30, 2023. The carrying amounts and the main assumptions used in determining recoverable amounts are:

Investment	Carrying amount (a)		Goodwill on 12/31/2023		Discount rate (%)	Growth rate (%)
Inter&Co Payments, Inc	R$	901,810	R$	554,759	55.0	3.0
(a)    The carrying value in dollars according to the report as of September 30, 2023 was $180,362.

Notes to the consolidated financial statements As of December 31, 2023
II.Analysis of impairment loss Granito Soluções em Pagamentos S.A.
The impairment test of Granito Soluções em Pagamentos S.A was carried out for the database as of August 31, 2023 and no impairment to the recoverable value of the goodwill was recorded in these financial statements, given that the recoverable value of this CGU (Cash Generating Unit) was higher than its book value.
Recoverable amounts were calculated based on their value in use, discounting the future cash flows expected to be generated by the continued use of its assets until their final disposal.
Main areas of judgment

The values assigned to key assumptions represent management's assessment of future trends in the relevant industry and were based on historical data from external and internal sources.
The discount rate used was determined based on CAPM (weighted average cost of capital for the company's capital providers) rate of return studies, which more appropriately reflects the stage of the company's business and activities. Five-year cash flow projections were included in the discounted cash flow model. A long-term growth rate was used to extrapolate cash flows beyond these periods.
The revenue growth projection was based on the business plan and future prospects for market expansion for payment methods. The budgeted profit before taxes, depreciation and amortization was based on expectations of future results taking into account past experience, adjusted for expected revenue growth. The key assumptions described above may change as economic and market conditions change.
The estimated recoverable amount exceeded its carrying amount on August 31, 2023. The carrying amounts and the main assumptions used in determining recoverable amounts are:

Investment	Carrying amount		Goodwill on 12/31/2023		Discount rate (%)	Growth rate (%)
Granito Soluções em Pagamentos S.A.	R$	1,438,398	R$	60,589	17.8	3.0
Customer relationships
Customer relationships are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the customer.
Software
Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.
Software maintenance costs are recognized as an expense as incurred. Development costs, which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group, are recognized as intangible assets.
Directly attributable costs, which are capitalized as part of the software, include the cost of employees allocated to software development and an allocation of applicable overhead expenses. Costs also include borrowing costs incurred during the software development period.
Software development costs recognized as assets are amortized over their estimated useful life.

Notes to the consolidated financial statements As of December 31, 2023
Development cost
The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the year of development of the software.
The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.
Amortization
The estimated useful lives of intangible asset items are as follows:

Description	Estimated useful lives
Customer relationships	5 years
Internally developed software	3 to 10 years
Software and licenses	6 to 10 years
The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate.
i.    Impairment of non-financial assets
On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. The impairment test is performed at least annually or when there are events or circumstances that indicate that the carrying value exceeds its recoverable value.
For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units - CGUs).
The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less selling cost. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses recognized in prior years are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.
j.    Provisions
A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts and the assessment of the probability of loss.

Notes to the consolidated financial statements As of December 31, 2023
Contingent liabilities are:
•a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or
•a present obligation stemming from past events that is not recognized because:
•it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or
•the amount of the obligation cannot be measured with sufficient certainty.
The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:
•The risks and uncertainties involved;
•Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation;
•Future events that may change the amount required to settle the obligation.
Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.
k.    Employee benefits
Short-term employee benefits
Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.
Share-based remuneration arrangements, settleable in shares
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
Cash-settled share-based compensation arrangements
The fair value of the amount payable to employees in respect of the cash-settled share appreciation rights is recognized as an expense with a corresponding increase in the liability over the period that the employees become unconditionally entitled to the payment. The liability is remeasured at each balance sheet date and at the settlement date, based on the fair value of the stock appreciation rights. Any changes in the fair value of the liability are recognized in the income statement as personnel expense.
l.    Income tax and social contribution

Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates:
Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management.

Notes to the consolidated financial statements As of December 31, 2023
The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision was recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.
Current taxes
Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted at the reporting date.
Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.
m.    Interest
Interest income and expenses are calculated using the effective interest method (see note 4c) for all financial instruments at amortized cost and FVOCI.
The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.
n.    Net result from services and commissions
The Group recognize revenue using a five step model as follows:
•Step 1 - Identify the contract(s) with the customer
•Step 2 - Identify the performance obligations in each contract
•Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.
•Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized.
•Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).
The significant revenues of the Group are:

Notes to the consolidated financial statements As of December 31, 2023
•Interchange fees are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.
•Asset management activities (management of third party resources) generate management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.
•Income from bank fees is primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.
•Commission and intermediation revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.
•Income from credit operations refer to income from loans and financing in operations carried out at pre- and post-fixed rates. The transaction price is the contract value.
o.    Equity
Share capital
The class A and class B shares are classified in equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes.
Earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, which excludes the average number of shares held in treasury.
Diluted earnings is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury and adjusted for the effects of all potentially dilutive ordinary shares.
p.    Lease
The Group does not have significant leases as a lessor.
At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.
As lessee
At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received.

Notes to the consolidated financial statements As of December 31, 2023
The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the underlying asset to the Group at the end of the lease term, or if the lease includes purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the useful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the incremental borrowing rate of Inter.
Inter determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.
The lease payments included in the lease liability measurement comprise the following:
•fixed payments;
•variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;
•amounts expected to be paid by the Inter, according to the residual value guarantees;
•the price to exercise the purchase option, if the Inter is reasonably certain to exercise such option; and
•payments of fines for lease termination, if the lease term reflects the exercise of the option of the Inter to terminate the lease.
•The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the of Inter estimate of the amount expected to be payable under a residual value guarantee, if the Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Inter presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.
Lease of low-value assets and short term leases
The Inter opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Inter recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.

Notes to the consolidated financial statements As of December 31, 2023
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any single customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment comprises a wide range of banking products and services, such as checking accounts, debit and credit cards, deposits, loans, advances to customers, debt collection services and other services, which are available to the customers primarily by means of Inter’s mobile application. The segment also comprises foreign exchange services and money remittances between countries, including the Global Account digital solution, including investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop & Commerce Plus
This segment includes sales of goods and/or services with partner companies through our digital platform. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

Notes to the consolidated financial statements As of December 31, 2023
Segment information

	As of and for December 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,500,962	17,915	—	39,075	4,557,952	7,093	(15,218)	4,549,827
Interest expenses	(2,868,962)	(30,466)	—	—	(2,899,428)	(13,649)	25,504	(2,887,573)
Income from securities and derivatives	1,465,883	51,302	2,083	34,461	1,553,729	2,391	(10,286)	1,545,834
Net interest income and income from securities and derivatives	3,097,883	38,751	2,083	73,536	3,212,253	(4,165)	—	3,208,088

Net revenues from services and commissions	919,740	100,379	121,278	155,537	1,296,934	7,448	—	1,304,382
Expenses from services and commissions	(135,301)	(253)	—	(4)	(135,558)	(24)	—	(135,582)
Other revenues	456,704	18,444	49,798	25,511	550,457	5,241	(180,010)	375,688
Revenues	4,339,026	157,321	173,159	254,580	4,924,086	8,500	(180,010)	4,752,576

Impairment losses on financial assets	(1,534,297)	—	—	(6,013)	(1,540,310)	(1,274)		(1,541,584)
Revenues net of impairment losses on financial assets	2,804,729	157,321	173,159	248,567	3,383,776	7,226	(180,010)	3,210,992

Administrative expenses	(1,266,642)	(69,331)	(47,679)	(59,662)	(1,443,314)	(18,034)	—	(1,461,348)
Personnel expenses	(641,813)	(70,498)	(18,945)	(37,611)	(768,867)	(21,872)	—	(790,739)
Tax expenses	(249,029)	(12,917)	(15,723)	(35,137)	(312,806)	(13,778)	—	(326,584)
Depreciation and amortization	(145,077)	(5,022)	(1,045)	(9,095)	(160,239)	(201)	—	(160,440)
Income from equity interests in associates	(32,040)	—	—	—	(32,040)	—	—	(32,040)
Profit / (loss) before income tax	470,128	(447)	89,767	107,062	666,510	(46,659)	(180,010)	439,841

Income tax	(6,950)	3,046	(30,380)	(52,623)	(86,907)	(674)	—	(87,581)

Profit / (loss) for the year	463,178	2,599	59,387	54,439	579,603	(47,333)	(180,010)	352,260

Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Notes to the consolidated financial statements As of December 31, 2023

	As of and for December 31, 2022
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop & Commerce Plus	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,717,951	4,901	26	11	2,722,889	96,533	(16,764)	2,802,658
Interest expenses	(1,903,112)	(17,228)	(99)	—	(1,920,439)	(71,042)	18,631	(1,972,850)
Income from securities and derivatives	1,535,706	25,075	1,330	17,313	1,579,424	68,987	(142,790)	1,505,621
Net interest income and income from securities and derivatives	2,350,545	12,748	1,257	17,324	2,381,874	94,478	(140,923)	2,335,429

Net revenues from services and commissions	499,708	87,078	81,903	291,953	960,642	8,969	(1,572)	968,039
Expenses from services and commissions	(123,873)	(1)	—	(4)	(123,878)	(6,927)	1,572	(129,233)
Other revenues	501,181	25,349	47,393	58,082	632,005	12,078	(255,621)	388,462
Revenues	3,227,561	125,174	130,553	367,355	3,850,643	108,598	(396,544)	3,562,697

Impairment losses on financial assets	(1,083,538)	855	—	—	(1,082,683)	(554)	—	(1,083,237)
Revenues net of impairment losses on financial assets	2,144,023	126,029	130,553	367,355	2,767,960	108,044	(396,544)	2,479,460

Administrative expenses	(1,366,394)	(39,513)	(11,476)	(61,922)	(1,479,305)	(15,179)	—	(1,494,484)
Personnel expenses	(685,072)	(15,575)	(8,278)	(19,087)	(728,012)	(5,593)	—	(733,605)
Tax expenses	(206,239)	(8,719)	(13,548)	(20,082)	(248,588)	—	—	(248,588)
Depreciation and amortization	(155,840)	(2,780)	(616)	(4,615)	(163,851)	(121)	—	(163,972)
Income from equity interests in associates	(17,384)	—	—	—	(17,384)	—	—	(17,384)
Profit / (loss) before income tax	(286,906)	59,442	96,635	261,649	130,820	87,151	(396,544)	(178,573)

Income tax	249,311	(17,052)	(31,473)	(56,369)	144,417	20,077	—	164,494

Profit / (loss) for the year	(37,595)	42,390	65,162	205,280	275,237	107,228	(396,544)	(14,079)

Total assets	46,473,673	464,654	148,411	490,752	47,577,490	22,199,379	(23,433,769)	46,343,100
Total liabilities	39,353,463	380,246	93,001	183,568	40,010,278	159,782	(916,064)	39,253,996
Total equity	7,120,210	84,408	55,410	307,184	7,567,212	22,039,597	(22,517,705)	7,089,104

Notes to the consolidated financial statements As of December 31, 2023
6.Financial risk management
Risk management at Inter includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by Inter & Co, Inc., involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations for costing, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

Notes to the consolidated financial statements As of December 31, 2023
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2023 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
Measurement
The measurement of credit risk by Inter is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 10, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;

Notes to the consolidated financial statements As of December 31, 2023
•Payroll loans repayments: are mainly represented by payroll loan cards and personal loans. These are deducted directly from the borrowers’ pensions, income or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body); The operations concerning FGTS (Guarantee Fund for Time of Service) , such as the anniversary withdrawal are guaranteed through transfer;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The tables below present the amount of loans and financing secured by property, broken down by loan-to-value. The loan-to-value is calculated by the ratio between the gross value of the exposure and the value of the guarantee. Gross amounts exclude any provision for impairment:

	12/31/2023	12/31/2022
Lower than 30%	1,215,686	693,322
31 - 50%	2,156,876	1,689,190
51 - 70%	3,228,068	2,308,020
71 - 90%	1,664,885	1,503,703
Higher than 90%	322,967	57,577
	8,588,482	6,251,812
c.Liquidity risk
Liquidity risk is the possibility that the Group is not able to efficiently meet its expected or unexpected obligations, including those resulting from binding guarantees, without incurring significant losses. This also includes the possibility of the Group not being able to negotiate a sale of an asset at market price due to its volume in relation to the volume normally transacted or due to any discontinuity in the market.
The liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios. The monitoring of liquidity risk encompasses the entire flow of receipts and payments for the Group so that risk mitigating actions may be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees evaluate liquidity risk information that is available in the Group’s systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding;Liquidity limits;Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.

In 2023 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Notes to the consolidated financial statements As of December 31, 2023
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of Inter’s financial assets and liabilities by contractual term:

	12/31/2023
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	4,259,379	—	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	—	2,664,415
Securities	10	412,674	290,149	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	—	4,238
Loans and advances to customers	12.e	7,509,850	8,366,848	13,907,603	29,784,301
Other assets	17	—	—	109,682	109,682
Total		18,569,062	8,656,997	30,182,574	57,408,633

Financial liabilities
Liabilities with financial and similar institutions	18	7,913,830	1,608,639	—	9,522,469
Liabilities with customers	19	16,873,560	2,335,763	13,442,297	32,651,620
Securities issued	20	970,976	4,068,815	3,055,251	8,095,042
Derivative financial liabilities	11	295	9,686	5,082	15,063
Borrowing and onlending	21	5,283	81,839	20,290	107,412
Total		25,763,944	8,104,742	16,522,920	50,391,606

Notes to the consolidated financial statements As of December 31, 2023

	12/31/2022
	Note	Up to 3 months	3 months Up to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	8	1,331,648	—	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	—	2,854,778
Securities	10	666,788	272,489	11,509,288	12,448,565
Loans and advances to customers	12.e	6,222,386	5,916,020	10,559,922	22,698,328
Other assets	17	—	—	87,318	87,318
Total		15,334,456	6,188,509	22,156,528	43,679,493

Financial liabilities
Liabilities with financial and similar institutions	18	7,906,897	—	—	7,906,897
Liabilities with customers	19	14,873,030	849,420	7,920,354	23,642,804
Securities issued	20	1,149,070	421,032	4,632,063	6,202,165
Derivative financial instruments	11	—	—	37,768	37,768
Borrowing and onlending	21	4,988	4,137	27,323	36,448
Total		23,933,985	1,274,589	12,617,508	37,826,082

e.Financial assets and liabilities using a current/non-current classification
The table below represents Group’s current financial assets (expected to be realized within 12 months of the reporting date), non-current financial assets (expected to be realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Compulsory deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	12	14,117,647	13,751,812	27,869,459
Other assets	17	—	109,682	109,682
Total		25,467,008	30,026,783	55,493,791

Liabilities
Liabilities with financial institutions	18	9,522,469	—	9,522,469
Liabilities with customers	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial liabilities	11	9,981	5,082	15,063
Borrowing and onlending	21	87,122	20,290	107,412
Total		33,868,686	16,522,920	50,391,606

Notes to the consolidated financial statements As of December 31, 2023

		12/31/2022
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,331,648	—	1,331,648
Amounts due from financial institutions	9	4,258,856	—	4,258,856
Compulsory deposits at Central Bank of Brazil		2,854,778	—	2,854,778
Securities	10	939,277	11,509,288	12,448,565
Loans and advances to customers, net of provisions for expected loss	12	11,159,852	10,220,064	21,379,916
Other assets	17	—	87,318	87,318
Total		20,544,411	21,816,670	42,361,081

Liabilities
Liabilities with financial institutions	18	7,906,897	—	7,906,897
Liabilities with customers	19	15,722,450	7,920,354	23,642,804
Securities issued	20	1,570,102	4,632,063	6,202,165
Derivative financial liabilities	11	—	37,768	37,768
Borrowing and onlending	21	9,126	27,323	36,448
Total		25,208,575	12,617,508	37,826,082

f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
At Inter&Co, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, Inter&Co manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a time horizon (TH) of twenty one days.

Notes to the consolidated financial statements As of December 31, 2023
We present below the 21-day VaR of the trading book:

R$ thousand	12/31/2023	12/31/2022
Risk factor
Price index coupons	2,730	4,133
Pre fixed interest rate	1,074	541
Foreign currency coupons	665	883
Foreign currencies	2,346	624
Share price	—	528
Subtotal	6,815	6,709

Diversification effects (correlation)	3,794	1,958
Value-at-Risk	3,021	4,751
We present below the VaR of the banking book:

R$ thousand	12/31/2023	12/31/2022
Risk factor
Price index coupons	425,156	234,172
Interest rate coupons	108,716	77,448
Pre fixed interest rate	49,019	55,003
Others	22,538	1,398
Subtotal	605,429	368,021

Diversification effects (correlation)	164,555	30,767
Value-at-Risk	440,874	337,254
g.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors in the period analyzed, and using scenarios that would negatively affect our positions, as follows:
•Scenario I: based on market information, shocks were applied and 1 basis point for interest rates and 1% variation for prices (foreign currencies and shares);
•Scenario II: shocks of 25% variation in market curves and prices were determined;
•Scenario III: shocks of 50% variation in market curves and prices were determined.

It should be noted that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio means that these positions change continuously and do not necessarily reflect the position demonstrated here. The group has a process of continuous monitoring of market risk and, in the event of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Notes to the consolidated financial statements As of December 31, 2023

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
IGP-M coupon	increase	(16)	—	—	increase	(549)
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
TR coupon	increase	(800)	increase	(163,354)	increase	(289,028)
USD coupon	decrease	(5)	decrease	(718)	decrease	(1,447)

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2022
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
IPCA coupon	increase	(3,085)	increase	(421,495)	increase	(784,028)
IGP-M coupon	increase	(21)	increase	(2,949)	increase	(5,542)
Pre-fixed rate	Decrease	(470)	Decrease	(162,809)	Decrease	(338,073)
TR coupon	increase	(850)	increase	(188,954)	increase	(334,415)
h.Operational risk
Operational Risk Management aims to identify, assess and monitor risks.
Policy
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.
The operational risk events can be classified:
•Internal fraud;
•External fraud;
•Employment practices and workplace safety;
•Clients, products and business practices;
•Damage of physical assets;
•Business disruption and system failures, execution; and
•Delivery and process management.
We adopt the three lines of defense model, the structure and activities of the three lines often varies, depending on the bank’s portfolio of products, activities, processes and systems; the bank’s size; and its risk management approach. A strong risk culture and good communication among the three lines of defense are important characteristics of good operational risk governance.
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.

Notes to the consolidated financial statements As of December 31, 2023
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level I – instruments with prices traded in the active market;
•Level II – using financial valuation techniques, weighing data and market variables; and
•Level III – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

Notes to the consolidated financial statements As of December 31, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of December 31, 2023
Financial assets
Cash and cash equivalents	—	—	4,259,379	4,259,379	—	—	—	—
Amounts due from financial institutions	—	—	3,718,506	3,718,506	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,664,415	2,664,415	—	—	—	—
Securities
Financial treasury bills (LFT)	—	9,212,930	—	9,212,930	9,212,930	—	—	9,212,930
National treasury bills (LTN)	—	415,471	—	415,471	415,471	—	—	415,471
National treasury notes (NTN)	—	3,931,671	—	3,931,671	3,931,671	—	—	3,931,671
Debentures	—	330,705	—	330,705	—	330,705	—	330,705
Certificates of real estate receivables	—	104,270	—	104,270	—	104,270	—	104,270
Financial bills	—	22,817	—	22,817	—	22,817	—	22,817
Commercial promissory notes	—	214,157	—	214,157	—	214,157	—	214,157
Fair value through other comprehensive income - FVOCI	—	14,232,021	—	14,232,021	13,560,072	671,949	—	14,232,021
Financial treasury bills (LFT)	420,336	—	—	420,336	420,336	—	—	420,336
Investment fund quotas	358,332	—	—	358,332	3,974	354,358	—	358,332
Certificates of real estate receivables	182,319	—	—	182,319	—	182,319	—	182,319
Certificates of agricultural receivables	64,371	—	—	64,371	—	64,371	—	64,371
Debentures	281,566	—	—	281,566	—	281,566	—	281,566
Financial bills	73,808	—	—	73,808	—	73,808	—	73,808
Bank deposit certificates	55,597	—	—	55,597	—	55,597	—	55,597
Commercial promissory notes	2,659	—	—	2,659	—	2,659	—	2,659
Agribusiness credit bills (LCA)	10,684	—	—	10,684	—	10,684	—	10,684
Real estate credit bills (LCI)	1,352	—	—	1,352	60	1,292	—	1,352
National treasury notes (NTN)	27,576	—	—	27,576	27,576	—	—	27,576
Fair value through profit or loss - FVTPL	1,478,600	—	—	1,478,600	451,946	1,026,654	—	1,478,600
Debentures	—	—	32,780	32,780	—	—	—	—
National treasury notes (NTN)	—	—	665,413	665,413	—	—	—	—
Rural product bill	—	—	459,298	459,298	—	—	—	—
Amortized cost	—	—	1,157,491	1,157,491	—	—	—	—
Derivative financial assets	4,238	—	—	4,238	—	4,238	—	4,238
Loans and advances to customers, net of provisions for expected loss	—	—	27,900,543	27,900,543	—	—	—	—
Other assets	109,682	—	—	109,682	—	—	109,682	109,682
Total	1,592,520	14,232,021	39,700,334	55,524,875	14,012,018	1,702,841	109,682	15,824,541
Financial liabilities
Liabilities with financial institutions	—	—	9,522,469	9,522,469	—	—	—	—
Liabilities with customers	—	—	32,651,620	32,651,620	—	—	—	—
Securities issued	—	—	8,095,042	8,095,042	—	—	—	—
Derivative financial liabilities	15,063	—	—	15,063	—	15,063	—	15,063
Borrowing and onlending	—	—	107,412	107,412	—	—	—	—
Total	15,063	—	50,376,543	50,391,606	—	15,063	—	15,063

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the consolidated financial statements As of December 31, 2023

	Carrying amount				Fair value
	Fair value through profit or loss	Fair value through other comprehensive income	Amortized cost	Total	Level 1	Level 2	Level 3 (*)	Total
As of December 31, 2022
Financial assets
Cash and cash equivalents	—	—	1,331,648	1,331,648	—	—	—	—
Amounts due from financial institutions	—	—	4,258,856	4,258,856	—	—	—	—
Compulsory deposits at Central Bank of Brazil	—	—	2,854,778	2,854,778	—	—	—	—
Securities							—	—
Financial treasury bills (LFT)	—	4,652,445	—	4,652,445	4,652,445	—	—	4,652,445
National treasury bills (LTN)	—	589,496	—	589,496	589,496	—	—	589,496
National treasury notes (NTN)	—	3,541,780	—	3,541,780	3,541,780	—	—	3,541,780
Debentures	—	684,153	—	684,153	328,622	355,531	—	684,153
Certificates of real estate receivables	—	203,350	—	203,350	—	203,350	—	203,350
Financial bills	—	5,771	—	5,771	—	5,771	—	5,771
Commercial promissory notes	—	22,551	—	22,551	—	22,551	—	22,551
Fair value through other comprehensive income - FVOCI	—	9,699,546	—	9,699,546	9,112,343	587,203	—	9,699,546
Financial treasury bills (LFT)	37,131	—	—	37,131	37,131	—	—	37,131
Investment fund quotas	529,903	—	—	529,903	341,185	188,718	—	529,903
Certificates of real estate receivables	44,453	—	—	44,453	—	44,453	—	44,453
Certificates of agricultural receivables	237,750	—	—	237,750	—	237,750	—	237,750
Debentures	435,755	—	—	435,755	51,099	384,656	—	435,755
Financial bills	101,467	—	—	101,467	—	101,467	—	101,467
Bank deposit certificates	44,638	—	—	44,638	3,523	41,115	—	44,638
Commercial promissory notes	5,157	—	—	5,157	—	5,157	—	5,157
Agribusiness credit bills (LCA)	20,413	—	—	20,413	—	20,413	—	20,413
Real estate credit bills (LCI)	1,613	—	—	1,613	225	1,388	—	1,613
Others	384	—	—	384	384	—	—	384
Fair value through profit or loss - FVTPL	1,458,664	—	—	1,458,664	433,547	1,025,117	—	1,458,664
Debentures	—	—	112,914	112,914	—	—	—	—
National treasury notes (NTN)	—	—	645,373	645,373	—	—	—	—
Rural product bill	—	—	532,068	532,068	—	—	—	—
Amortized cost	—	—	1,290,355	1,290,355	—	—	—	—
Loans and advances to customers, net of provisions for expected loss	—	—	21,379,916	21,379,916	—	—	—	—
Other assets	87,318	—	—	87,318	—	—	87,318	87,318
Total	87,318	—	29,825,198	29,912,516	—	—	87,318	87,318
Financial liabilities
Liabilities with financial institutions	—	—	7,906,897	7,906,897	—	—	—	—
Liabilities with customers	—	—	23,642,804	23,642,804	—	—	—	—
Securities issued	—	—	6,202,165	6,202,165	—	—	—	—
Derivative financial liabilities	37,768	—	—	37,768	—	37,768	—	37,768
Borrowing and onlending	—	—	36,448	36,448	—	—	—	—
Total	37,768	—	37,788,314	37,826,082	—	37,768	—	37,768

(*)    The financial assets classified as “Level 3” consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of R$45,000 and contingent consideration will be based on the results of Inter Seguros’ EBITDA in 2021, 2022, 2023 and 2024.

Notes to the consolidated financial statements As of December 31, 2023
The methodology used for the measurement of financial assets and liabilities classified as “Level 2” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA - “Brazilian Association of Financial and Capital Market Entities”, IBGE – “Brazilian Institute of Geography and Statistics” and B3.
Reconciliation of Level 3 fair value

The following table shows a reconciliation of the opening balances to the closing balances investments categorized as Level 3:

Others assets
Financial assets at fair value through profit or loss
Balance at January 1, 2023	87,318
Total gains or losses (realized / unrealized)	22,364
Balance at December 31, 2023	109,682

During the period ended December 31, 2023, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2023	12/31/2022
Cash and cash equivalents in national currency	941,584	388,622
Cash and cash equivalents in foreign currency	225,308	223,528
Reverse repurchase agreements (a)	3,092,487	719,498
Total	4,259,379	1,331,648

(a)    Refers to operations (substantially interbank deposit investments) whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected loss

	12/31/2023	12/31/2022
Interbank deposit investments	2,451,736	2,383,526
Loans to financial institutions (a)	1,236,536	1,845,665
Interbank onlending	31,487	31,805
Expected loss	(1,253)	(2,140)
Total	3,718,506	4,258,856

a)    Refers substantially to the anticipation of receivables.

Notes to the consolidated financial statements As of December 31, 2023
10.Securities
a.Composition of securities net of expected losses:

	12/31/2023	12/31/2022
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	9,212,930	4,652,445
National treasury notes (NTN)	3,931,671	3,541,780
National treasury bills (LTN)	415,471	589,496
Debentures	330,705	684,153
Commercial promissory notes	214,157	22,551
Certificates of real estate receivables	104,270	203,350
Certificates of agricultural receivables	22,817	—
Financial bills	—	5,771
Subtotal	14,232,021	9,699,546

Amortized cost
National treasury notes (NTN)	665,413	645,373
Rural product bill	459,298	532,068
Debentures	32,780	112,914
Subtotal	1,157,491	1,290,355

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	420,336	37,131
Investment fund quotas	358,332	529,903
Debentures	281,566	435,755
Certificates of real estate receivables	182,319	44,453
Financial bills	73,808	101,467
Certificates of agricultural receivables	64,371	237,750
Bank deposit certificates	55,597	44,638
National treasury notes (NTN)	27,576	384
Agribusiness credit bills (LCA)	10,684	20,413
Commercial promissory notes	2,659	5,157
Real estate credit bills (LCI)	1,352	1,613
Subtotal	1,478,600	1,458,664

Total	16,868,112	12,448,565

Notes to the consolidated financial statements As of December 31, 2023
b.Breakdown of the carrying amount of securities by maturity, net of losses

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Debentures	—	22,176	19,968	114,986	173,575	330,705
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Certificates of real estate receivables	—	—	—	—	104,270	104,270
Certificates of agricultural receivables	—	—	—	22,817	—	22,817

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Investment fund quotas	358,332	—	—	—	—	358,332
Debentures	3	5,974	25,383	18,422	231,784	281,566
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
Financial bills	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Commercial promissory notes	—	2,659	—	—	—	2,659
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Total	412,674	290,149	1,118,545	4,624,086	10,422,658	16,868,112

Notes to the consolidated financial statements As of December 31, 2023

	12/31/2022
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	24,102	—	731,825	2,999,773	5,943,846	9,699,546
Financial treasury bills (LFT)	24,102	—	2	1,548,011	3,080,330	4,652,445
National treasury notes (NTN)	—	—	151,677	1,002,300	2,387,803	3,541,780
National treasury bills (LTN)	—	—	450,070	139,426	—	589,496
Debentures	—	—	120,255	270,448	293,450	684,153
Commercial promissory notes	—	—	1	22,550	—	22,551
Certificates of real estate receivables	—	—	7,721	15,877	179,752	203,350
Financial bills	—	—	2,099	1,161	2,511	5,771

Amortized cost	95,316	197,820	253,811	95,712	647,696	1,290,355
National treasury notes (NTN)	—	—	—	—	645,373	645,373
Rural product bill	79,539	176,658	177,836	95,712	2,323	532,068
Debentures	15,777	21,162	75,975	—	—	112,914

Fair value through profit or loss - FVTPL	547,370	74,669	182,240	300,408	353,977	1,458,664
Financial treasury bills (LFT)	—	—	14,407	22,724	—	37,131
Investment fund quotas	529,903	—	—	—	—	529,903
Debentures	2,139	5,434	71,217	181,272	175,693	435,755
Certificates of real estate receivables	5,236	583	17,926	5,180	15,528	44,453
Financial bills	—	50,848	40,820	5,023	4,776	101,467
Certificates of agricultural receivables	—	1,907	8,595	76,123	151,125	237,750
Bank deposit certificates	9,648	12,988	12,638	5,813	3,551	44,638
Agribusiness credit bills (LCA)	391	1,602	11,227	4,273	2,920	20,413
Commercial promissory notes	—	—	5,157	—	—	5,157
Real estate credit bills (LCI)	53	1,307	253	—	—	1,613
Other	—	—	—	—	384	384
Total	666,788	272,489	1,167,876	3,395,893	6,945,519	12,448,565
11.Derivative financial instruments
Inter engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months		3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2023	12/31/2022
Assets
Forward derivatives	6,289	4,213	4,213	2,944		1,269	—	—	4,213	—
Future derivatives	121,817	25	25	—		—	25	—	25	—
Total assets	128,106	4,238	4,238	2,944		1,269	25	—	4,238	—

Liabilities
Swap derivatives	40,500	(14,665)	(14,665)	—		(9,583)	(5,082)	—	(14,665)	(37,502)
Forward derivatives	20,038	(398)	(398)	(295)		(103)	—	—	(398)	(266)
Future derivatives	6,338,007	—	—	—		—	—	—	—	—
Total liabilities	6,398,545	(15,063)	(15,063)	(295)	—	(9,686)	(5,082)	—	(15,063)	(37,768)

Net effect	6,526,651	(10,825)	(10,825)	2,649		(8,417)	(5,057)	—	(10,825)	(37,768)

Notes to the consolidated financial statements As of December 31, 2023
b.Forward, future and swap contracts – notional value

Below is the reference value of all derivatives by maturity:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2023	12/31/2022
Long position	113,584	29,596	—	2,860	146,040	10,314
Forward derivatives	20,403	3,820	—	—	24,223	—
Future derivatives	93,181	25,776	—	2,860	121,817	10,314

Short position	929,624	981,600	2,231,995	2,237,392	6,380,611	681,478
Swap derivatives	—	27,000	13,500	—	40,500	78,000
Forward derivatives	—	2,103	—	—	2,103	—
Future derivatives	929,624	952,497	2,218,495	2,237,392	6,338,008	603,478
Total	1,043,208	1,011,196	2,231,995	2,240,252	6,526,651	691,792

Swap derivatives: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of December 31, 2023, Inter had swap contracts in which one leg is indexed to CDI and the other leg is indexed IGP-M, with deposit of guarantee margin and recognized at their fair value.
Forward derivatives: Forward derivatives were carried out both to mitigate the market risks arising from Inter's exposure and to meet specific customer demands. Forward derivatives consider the purchase or sale of a certain asset based on a previously agreed price, with settlement at a future date.
Futures derivatives: Futures derivatives were entered into with the aim of mitigating (i) the risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) the risks arising from the mismatch of interest rates on asset positions and funding rates.
Transactions involving derivative financial instruments (futures, currency forwards and swaps) are held in custody at B3 S.A. – Brasil, Bolsa, Balcão.
c.Hedge accounting - exposure
Inter applies hedge accounting for certain of its loans and advances to customers. Inter’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk of being hedged.
Inter uses financial instruments to mitigate the impact of exchange rate variations on foreign investments in its accounting. Effective gains and losses on these instruments are recognized in a specific equity account in other comprehensive income, net of tax effects, and are only transferred to profit or loss in the event of hedge ineffectiveness or partial/total sale of the operation abroad. Ineffective hedge losses are recognized directly in profit or loss.

Notes to the consolidated financial statements As of December 31, 2023

	12/31/2023	12/31/2022
Hedge instruments	5,811,750	133,789
Future DI (a)	3,755,670	—
IPCA (c)	1,728,330
Future dollar (b)	256,589	—
Swap (c)	71,161	133,789

Hedge object	5,826,436	132,981
Loans (a)	3,761,467	—
Investment abroad (b)	262,947	—
Real estate loans (c)	1,802,022	132,981

(a) Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad.
(c) Refers to the real estate loan portfolio
12.Loans and advances to customers
a.Breakdown of balance

	12/31/2023		12/31/2022
Credit card	9,461,277	31.76%	6,870,565	30.27%
Real estate loans	8,583,568	28.82%	6,251,813	27.54%
Personal loans	7,138,744	23.97%	5,463,781	24.07%
Business loans	3,855,754	12.95%	3,392,500	14.95%
Agribusiness loans	744,958	2.50%	719,669	3.17%
Total	29,784,301	100.00%	22,698,328	100.00%

Provision for expected loss	(1,883,758)		(1,318,412)

Net balance	27,900,543		21,379,916
b.Concentration of the portfolio

	12/31/2023		12/31/2022
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	339,130	1.14%	344,660	1.52%
10 largest debtors	1,520,664	5.11%	1,431,237	6.31%
20 largest debtors	2,140,098	7.19%	1,980,249	8.72%
50 largest debtors	3,225,766	10.83%	2,734,599	12.05%
100 largest debtors	4,147,360	13.92%	3,758,241	16.56%

Notes to the consolidated financial statements As of December 31, 2023
c.Breakdown by maturity

	12/31/2023	12/31/2022
Overdue by 1 day or more	3,599,256	2,817,985
To fall due in up to 3 months	3,910,594	3,381,978
To fall due between 3 to 12 months	8,366,848	5,916,020
To fall due in more than 12 months	13,907,603	10,582,345
Total	29,784,301	22,698,328
d.Concentration by economic sector

	12/31/2023	12/31/2022
Trade	3,043,733	1,041,875
Industries	1,586,293	1,359,184
Administrative activities	1,577,760	893,914
Financial activities	862,903	2,427,341
Construction	333,642	1,392,607
Agriculture	41,687	178,403
Other segments (a)	2,091,732	1,781,575
Business clients	9,537,750	9,074,899
Individual clients	20,246,551	13,623,429
Total	29,784,301	22,698,328
(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

Notes to the consolidated financial statements As of December 31, 2023
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	5,893,995	(1,006,343)	(172)	87,520	82	(3,367,608)	—	6,466,234	8,073,708
Real estate loans	5,843,066	(1,306,165)	(254)	760,010	63,552	(733,834)	—	3,305,094	7,931,469
Personal loans	4,941,344	(461,393)	(1,583)	294,992	1,768	(823,872)	—	2,582,333	6,533,589
Business loans	3,378,982	(56,237)	—	25,502	—	(8,093,169)	—	8,574,335	3,829,413
Agribusiness loans	718,115	(11,991)	—	—	—	(733,371)	—	765,373	738,126
Total	20,775,502	(2,842,129)	(2,009)	1,168,024	65,402	(13,751,854)	—	21,693,369	27,106,305

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	335,422	(87,520)	(1,600,916)	1,006,343	—	(1,338,807)	—	2,091,474	405,996
Real estate loans	280,633	(760,010)	(500,742)	1,306,165	264,051	(55,981)	—	(19,069)	515,047
Personal loans	290,510	(294,992)	(382,699)	461,393	31,643	(253,754)	—	465,361	317,462
Business loans	10,476	(25,502)	(30,140)	56,237	2,130	(1,858)	—	(1,143)	10,200
Agribusiness loans	—	—	(3,391)	11,991	—	(5,071)	—	(88)	3,441
Total	917,041	(1,168,024)	(2,517,888)	2,842,129	297,824	(1,655,471)	—	2,536,535	1,252,146

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	641,147	(82)	—	172	1,600,916	(422,103)	(891,631)	53,154	981,573
Real estate loans	128,113	(63,552)	(264,051)	254	500,742	(135,755)	(25,211)	(3,488)	137,052
Personal loans	231,929	(1,768)	(31,643)	1,583	382,699	(111,720)	(200,522)	17,135	287,693
Business loans	3,042	—	(2,130)	—	30,140	(984)	(3,173)	(10,754)	16,141
Agribusiness loans	1,554	—	—	—	3,391	—	(1,554)	—	3,391
Total	1,005,785	(65,402)	(297,824)	2,009	2,517,888	(670,562)	(1,122,091)	56,047	1,425,850

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card					6,870,564	(5,128,518)	(891,631)	8,610,862	9,461,277
Real estate loans					6,251,812	(925,570)	(25,211)	3,282,537	8,583,568
Personal loans					5,463,783	(1,189,346)	(200,522)	3,064,829	7,138,744
Business loans					3,392,500	(8,096,011)	(3,173)	8,562,438	3,855,754
Agribusiness loans					719,669	(738,442)	(1,554)	765,285	744,958
Total					22,698,328	(16,077,887)	(1,122,091)	24,285,951	29,784,301

Notes to the consolidated financial statements As of December 31, 2023

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	4,335,868	(49,584)	(933)	1,479	3	(1,037,570)	—	2,644,732	5,893,995
Real estate loans	4,782,311	(121,381)	(61,009)	83,149	15,438	(697,843)	(554)	1,842,955	5,843,066
Personal loans	3,375,417	(90,452)	(84,468)	6,801	836	(360,885)	(2,960)	2,097,055	4,941,344
Business loans	2,962,935	(909)	(6,099)	2,118	5,227	(2,098,349)	(802)	2,514,861	3,378,982
Agribusiness loans	700,191	—	(1,535)	—	—	(589,045)	—	608,504	718,115
Total	16,156,722	(262,326)	(154,044)	93,547	21,504	(4,783,692)	(4,316)	9,708,107	20,775,502

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	90,647	(1,479)	(1,323)	49,584	25	(65,998)	(20,321)	284,287	335,422
Real estate loans	224,817	(83,149)	(28,657)	121,381	12,376	(38,157)	(567)	72,589	280,633
Personal loans	86,023	(6,801)	(31,142)	90,452	548	(25,423)	(3,538)	180,391	290,510
Business loans	4,923	(2,118)	(2,634)	909	10,006	(133)	(35)	(442)	10,476
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	406,410	(93,547)	(63,756)	262,326	22,955	(129,711)	(24,461)	536,825	917,041

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card	371,803	(3)	(25)	933	1,323	(321,232)	(50,179)	638,527	641,147
Real estate loans	114,283	(15,438)	(12,376)	61,009	28,657	(54,798)	(12,367)	19,143	128,113
Personal loans	117,843	(836)	(548)	84,468	31,142	(29,061)	(59,232)	88,153	231,929
Business loans	49,301	(5,227)	(10,006)	6,099	2,634	(27,934)	(6,110)	(5,715)	3,042
Agribusiness loans	—	—	—	1,535	—	—	—	19	1,554
Total	653,230	(21,504)	(22,955)	154,044	63,756	(433,025)	(127,888)	740,127	1,005,785

Consolidated					Opening balance at 01/01/2022	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2022
Credit card					4,798,318	(1,424,800)	(70,500)	3,567,546	6,870,564
Real estate loans					5,121,411	(790,798)	(13,488)	1,934,687	6,251,812
Personal loans					3,579,283	(415,369)	(65,730)	2,365,599	5,463,783
Business loans					3,017,159	(2,126,416)	(6,947)	2,508,704	3,392,500
Agribusiness loans					700,191	(589,045)	—	608,523	719,669
Total					17,216,362	(5,346,428)	(156,665)	10,985,059	22,698,328

Notes to the consolidated financial statements As of December 31, 2023
f.Analysis of changes in expected losses by stage

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	296,909	(359,988)	(52)	26,254	53	—	445,236	408,412
Real estate loans	66,484	(95,396)	(50)	30,638	7,554	—	40,700	49,930
Personal loans	98,516	(72,948)	(13)	31,534	866	—	48,680	106,635
Business loans	12,099	(2,921)	—	141	—	—	3,540	12,859
Agribusiness loans	11,606	(2,113)	—	—	—	—	1,629	11,122
	485,614	(533,366)	(115)	88,567	8,473	—	539,785	588,958

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	174,466	(26,254)	(1,032,014)	359,988	—	—	749,585	225,771
Real estate loans	16,939	(30,638)	(83,197)	95,396	21,030	—	20,180	39,710
Personal loans	90,088	(31,534)	(212,221)	72,948	5,329	—	165,077	89,687
Business loans	899	(141)	(4,492)	2,921	44	—	1,558	789
Agribusiness loans	—	—	(1,626)	2,113	—	—	460	947
	282,392	(88,567)	(1,333,550)	533,366	26,403	—	936,860	356,904

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	402,826	(53)	—	52	1,032,014	(891,631)	165,778	708,986
Real estate loans	19,127	(7,554)	(21,030)	50	83,197	(25,211)	(4,487)	44,092
Personal loans	127,149	(866)	(5,329)	13	212,221	(200,521)	75,376	208,043
Business loans	328	—	(44)	—	4,492	(3,173)	4,628	6,231
Agribusiness loans	976	—	—	—	1,626	(1,554)	580	1,628
	550,406	(8,473)	(26,403)	115	1,333,550	(1,122,090)	241,875	968,980

Consolidated					Opening balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card					874,201	(891,631)	1,360,599	1,343,169
Real estate loans					102,550	(25,211)	56,393	133,732
Personal loans					315,753	(200,521)	289,133	404,365
Business loans					13,326	(3,173)	9,726	19,879
Agribusiness loans					12,582	(1,554)	2,669	13,697
					1,318,412	(1,122,090)	1,718,520	1,914,842
(a) The movement includes the values of provisions for commitments as shown in note 23.

Notes to the consolidated financial statements As of December 31, 2023

Stage 1	Opening balance at 01/01/2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card	202,481	(2,825)	(89)	852	2	—	96,488	296,909
Real estate loans	49,569	(3,161)	(1,737)	4,258	2,305	(6)	15,256	66,484
Personal loans	57,344	(2,737)	(3,110)	924	396	(1,023)	46,722	98,516
Business loans	12,587	(4)	(288)	41	559	(77)	(719)	12,099
Agribusiness loans	25,676	—	(56)	—	—	—	(14,014)	11,606
	347,657	(8,727)	(5,280)	6,075	3,262	(1,106)	143,733	485,614

Stage 2	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card	29,101	(852)	(383)	2,825	12	(4,974)	148,737	174,466
Real estate loans	13,361	(4,258)	(1,876)	3,161	1,848	(36)	4,739	16,939
Personal loans	11,094	(924)	(3,324)	2,737	314	(1,067)	81,258	90,088
Business loans	324	(41)	(282)	4	1,070	—	(176)	899
Agribusiness loans	—	—	—	—	—	—	—	—
	53,880	(6,075)	(5,865)	8,727	3,244	(6,077)	234,558	282,392

Stage 3	Opening balance at 01/01/2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card	186,157	(2)	(12)	89	383	(25,348)	241,559	402,826
Real estate loans	17,062	(2,305)	(1,848)	1,737	1,876	(1,846)	4,451	19,127
Personal loans	73,065	(396)	(314)	3,110	3,324	(47,568)	95,928	127,149
Business loans	3,110	(559)	(1,070)	288	282	(654)	(1,069)	328
Agribusiness loans	—	—	—	56	—	—	920	976
	279,394	(3,262)	(3,244)	5,280	5,865	(75,416)	341,789	550,406

Consolidated					Opening balance at 01/01/2022	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2022
Credit card					417,739	(30,322)	486,784	874,201
Real estate loans					79,992	(1,888)	24,446	102,550
Personal loans					141,503	(49,658)	223,908	315,753
Business loans					16,021	(731)	(1,964)	13,326
Agribusiness loans					25,676	—	(13,094)	12,582
					680,931	(82,599)	720,080	1,318,412

Notes to the consolidated financial statements As of December 31, 2023
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real state held for sale on December 31, 2023 was R$ 174,355 (December 31, 2022: R$ 166,943).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Granito Soluções em Pagamento S.A. (a)	50.0%	45.0%	80,233	62,582
Total			80,233	62,582
Other investments			10,401	9,508
Total			90,634	72,090
(a) On May 4, 2023, Banco Inter S.A. concluded the acquisition of additional 5% of the share capital of Granito Instituição de Pagamento S.A. (“Granito”), held by minority shareholders, for the amount of R$ 10 million (“Acquisition paid in cash”). The acquisition was accounted for using the equity method.
b.Loss from equity interests in associates:

Investees	2023	2022
Granito Soluções em Pagamento S.A.	(32,040)	(17,384)
Total	(32,040)	(17,384)
15.Property and equipment
a.Breakdown of property and equipment:

		2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Furniture and equipment	10%	35,508	(10,370)	25,138
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

		2022
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Right-of-use assets - buildings and equipment	4% to 10%	144,387	(7,616)	136,771
Buildings	4%	37,447	(25,149)	12,298
Furniture and equipment	10%	23,601	(2,069)	21,532
Data processing systems	20%	15,636	(12)	15,624
Construction in progress	—	1,794	—	1,794
Total		222,865	(34,846)	188,019

Notes to the consolidated financial statements As of December 31, 2023
b.Changes in property and equipment:

	Balance at 12/31/2022	Addition	Transfer	Write-offs	Exchange rate changes	Balance at 12/31/2023
Historical cost
Buildings	37,447	1,778	(163)	—	—	39,062
Furniture and equipment	23,601	12,028	1,093	(614)	(600)	35,508
Data processing systems	15,636	424	847	—	—	16,907
Construction in progress	1,794	226	—	—	—	2,020
Total	78,478	14,456	1,777	(614)	(600)	93,497

Accumulated depreciation
Buildings	(25,149)	(3,395)	17,648	—		(10,896)
Furniture and equipment	(2,069)	(2,759)	(5,855)	91	222	(10,370)
Data processing systems	(11)	(160)	(13,570)	377	—	(13,364)
Total Accumulated depreciation	(27,229)	(6,314)	(1,777)	468	222	(34,630)

Total	51,249	8,142	—	(146)	(378)	58,867

	Balance at 12/31/2021	Addition	Business Combination	Transfer	Write-offs	Balance at 12/31/2022
Historical cost
Buildings	27,608	8,628	—	1,279	(68)	37,447
Furniture and equipment	14,012	3,552	6,464	(409)	(18)	23,601
Data processing systems	14,390	1,253	—	—	(7)	15,636
Construction in progress	—	2,254	—	(460)	—	1,794
Total	56,010	15,687	6,464	410	(93)	78,478

Accumulated depreciation
Buildings	(14,721)	(5,478)	—	(5,005)	55	(25,149)
Furniture and equipment	(5,064)	(373)	(1,183)	4,529	22	(2,069)
Data processing systems	(73)	(6)	—	66	1	(12)
Total	(19,858)	(5,857)	(1,183)	(410)	78	(27,230)

Total	36,152	9,830	5,281	—	(15)	51,248
c.     Right-of-use assets

Buildings and equipment
Balance at January 1, 2023	136,771
Additions to right-of-use assets	3,425
Depreciation charge for the year	(1,577)
Lease termination of non-renewed contracts/write-offs	(29,939)
Balance at December 31, 2023	108,680

Buildings and equipment
Balance at January 1, 2022	136,686
Additions to right-of-use assets	13,323
Depreciation charge for the year	(3,875)
Lease termination of non-renewed contracts/write-offs	(9,363)
Balance at December 31, 2022	136,771

Notes to the consolidated financial statements As of December 31, 2023
16.Intangible assets
a.Breakdown of intangible assets

		12/31/2023			12/31/2022
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Development costs	20%	360,818	(119,107)	241,711	234,400	(48,835)	185,565
Intangible assets in progress	—	288,045	—	288,045	279,675	—	279,675
Software	17%	457,210	(283,993)	173,217	336,495	(204,278)	132,217
Customer portfolio	20%	13,965	(7,369)	6,596	13,965	(5,589)	8,376
Goodwill	—	635,735	—	635,735	632,796	—	632,796
Total		1,755,773	(410,469)	1,345,304	1,497,331	(258,702)	1,238,629
b.Changes in intangible assets

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2023
Development costs	185,565	40,746	(195)	86,648	—	(71,053)	241,711
Intangible assets in progress	279,675	171,783	(28,346)	(135,067)	—	—	288,045
Software	132,217	72,338	(42)	48,419	—	(79,715)	173,217
Customer portfolio	8,376	—	—	—	—	(1,781)	6,596
Goodwill	632,796	—	—	—	2,939	—	635,735
Total	1,238,629	284,867	(28,583)	—	2,939	(152,549)	1,345,304

	12/31/2021	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2022
Development costs	115,417	30	(253)	104,675	—	(34,304)	185,565
Intangible assets in progress	177,979	211,994	(7,042)	(103,256)	—	—	279,675
Software	47,150	54,934	(2,041)	(1,419)	155,622	(122,029)	132,217
Customer portfolio	10,329	—	(103)	—	—	(1,850)	8,376
Goodwill (a)	78,037	—	—	—	554,759	—	632,796
Total	428,912	266,958	(9,439)	—	710,381	(158,183)	1,238,629

(a)     Refers to the acquisition of Inter & Co Payments, Inc as disclosed in explanatory note 4 of business combination.

Notes to the consolidated financial statements As of December 31, 2023
17.Other assets

	12/31/2023	12/31/2022
Prepaid expenses (a)	351,627	321,830
Recoverable taxes	327,585	176,513
Commissions and bonus receivable (b)	226,520	113,546
Premium or discount on transfer of financial assets	189,019	71,460
Sundry debtors (c)	171,143	91,627
Pending settlements (d)	148,613	277,953
Amount receivable from the sale of investments	109,682	87,318
Early settlement of credit operations	79,278	23,328
Unbilled services provided	55,659	31,870
Agreements on sales of properties receivable	45,961	38,467
Advances to third parties	29,690	23,911
Others (e)	390,454	167,685
Total	2,125,231	1,425,508

(a)    Refer substantially to the cost of acquisition of digital account customers and expenses on portability to process;
(b)    Refers mainly to bonus receivable from the commercial agreement signed with Mastercard, Liberty and Sompo;
(c)    Refers mainly to portability amounts to be processed, credit card amounts to be processed, negotiation and intermediation of amounts and debtors by judicial deposit. and;
(d)     Pending settlements: refers mainly to settlement balances receivable from B3.
(e)     Previously presented as “Foreign Exchange Operations” and “Other Securities”.
18.Liabilities with financial institutions

	12/31/2023	12/31/2022
Payables with credit card network	6,801,035	5,228,314
Interbank deposits	1,647,866	732,528
Securities sold under agreements to repurchase	1,011,092	1,902,873
Others	62,476	43,182
Total	9,522,469	7,906,897
19.Liabilities with customers

	12/31/2023	12/31/2022
Time deposits (a)	28,158,459	10,517,060
Demand deposits	2,572,536	11,566,826
Savings deposits	1,540,604	1,307,055
Creditors by resources to release	380,021	251,863
Total	32,651,620	23,642,804

(a) The variation in balances between the periods is due to the launch of the “Conta com Pontos" product.
20.Securities issued

	12/31/2023	12/31/2022
Real estate credit bills	7,898,500	5,794,144
Financial Bills	147,876	67,014
Agribusiness credit bills	48,666	341,007
Total	8,095,042	6,202,165

Notes to the consolidated financial statements As of December 31, 2023
21.Borrowing and onlending

	12/31/2023	12/31/2022
Onlending obligations - Tesouro Funcafé (a)	81,838	6,000
Onlending obligations – Caixa Econômica Federal (b)	20,292	22,231
Onlending obligations – BNDES (c)	5,282	8,139
Others	—	78
Total	107,412	36,448

(a) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.); and
(c) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	12/31/2023	12/31/2022
Income tax and social contribution	287,978	114,493
PIS/COFINS	27,717	20,542
INSS/FGTS	19,392	14,842
Others	28,176	16,988
Total	363,263	166,865
23.Provisions and contingent liabilities

	12/31/2023	12/31/2022
Provision for legal and administrative proceedings	39,368	28,118
Provision for expected credit losses on loan commitments (a)	31,084	29,331
Total	70,452	57,449

(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These are lawsuits filed seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.
ii.Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower's salary, presentation of documents and adjustment actions.

Notes to the consolidated financial statements As of December 31, 2023
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	3,429	35,126	38,555
Payments	(1,235)	(26,070)	(27,305)
Balance at December 31, 2023	5,982	33,386	39,368

Balance at December 31, 2021	3,312	18,370	21,682
Constitution/increase in provision	1,029	24,903	25,932
Payments	(553)	(18,943)	(19,496)
Balance at December 31, 2022	3,788	24,330	28,118
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009. As of December 31, 2023, these amounted to R$33,390 (R$29,963 on December 31, 2022).
ii.COFINS
The Company is discussing its COFINS obligations from 1999 to 2008 in court, due to the Federal Revenue Service's understanding that financial revenues should be included in the calculation basis of this contribution. Inter has a Federal Supreme Court decision, dated December 19, 2005, granting the right to collect COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Inter’s discussions are prior to this law.
Currently, the application of the res judicial (final and unappealable ruling) is being discussed in a lawsuit that ensured Inter the right not to pay COFINS on financial revenues.

Process type	12/31/2023	12/31/2022
Action for the annulment of a tax debt	39,651	28,459
Infraction notice	24,132	22,340
Clearing Statement	1,261	1,473
Total	65,044	52,272

Notes to the consolidated financial statements As of December 31, 2023
24.Other liabilities

	12/31/2023	12/31/2022
Payments to be processed (a)	1,150,536	648,887
Social and statutory provisions (b)	139,752	77,383
Lease liabilities (Note 24.a)	120,395	146,705
Pending settlements (c)	118,307	31,352
Contract liabilities (d)	41,785	45,364
Agreements	27,979	33,736
Other liabilities	298,494	190,100
Total	1,897,248	1,173,527

(a)    The balance is substantially composed of: credit operation installments to be transferred, payment orders to be settled, suppliers to be paid, liabilities from business combination and fees to be paid;
(b)    Previously presented as “Provisions for salaries, vacations and other labor charges”;
(c)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5;
(d) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities as of December 31, 2023 and year ended December 31, 2022 are as follows:

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	139,752

Balance at January 1, 2022	137,085
New contracts	1,225
Payments	(38,882)
Accrued interest	47,277
Ending balance at December 31, 2022	146,705
Lease maturity
The maturity of the lease liabilities as of December 31, 2023 and year ended December 31, 2022 is as follows:

	12/31/2023	12/31/2022
Up to 1 year	6,016	2,890
From 1 year to 5 years	10,431	26,009
Above 5 years	103,948	117,806
Total	120,395	146,705

Notes to the consolidated financial statements As of December 31, 2023
25.Equity
a.Share capital

Date	Class A	Class B	Total
12/31/2023	285,153,435	117,037,105	402,190,540
12/31/2022	284,765,936	117,037,105	401,803,041
During 2023, we issued a total of 317,394 new Class A common shares to the beneficiaries of our incentive plans. We have also transferred the shares we held in treasury to the beneficiaries of our incentive plans. On December 31, 2023, we had a total of 285,153,435 Class A common shares and 117,037,105 issued as class B shares.
At December 31, 2023, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 shares with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at December 31, 2023 (December 31, 2022: R$13).
Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established holders of Class A Shares and holders of Class B Shares shall:
(a)    have the same rights, except regarding voting right. Holders of Class A Shares have the right to 1 (one) vote in any of the matters being decided in the general meetings, while holders of Class B Shares have the right to 10 (ten) votes in any of the matters being decided in the general meetings of Inter & Co.
(b)    be entitled to such dividends as the Board may from time to time declare; Holders of Class A common shares and Class B common shares will be entitled to receive equal dividends proportional to their interest in the Company.
(c)    in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company, subject to the terms of any shareholders agreement to which all Members are a party; and
(d)    generally be entitled to enjoy all of the rights attaching to Class A and Class B shares.
The special rights granted to holders of Class A and Class B shares in this consolidated financial information are the same as those applied in the consolidated financial statements of Inter & Co, Inc. for the year ended December 31, 2022
b.Reserves
As of December 31, 2023, the reserves amounted to R$8,147,285. In the year ended December 31, 2022, Inter & Co, Inc. concluded the final stage of its corporate reorganization, as mentioned in Note 1. Accordingly, the reserve amount of R$7,817,670 refers to the transfer from non-controlling interest to equity of Inter & Co, Inc of the Banco Inter shareholders that exchanged their shares of Banco Inter for shares and/or BDRs to the equity of Inter & Co, Inc.
c.Other comprehensive income
As of December 31, 2023, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(675,488), (December 31, 2022: R$(825,301)), which comprises the fair value of financial assets at FVOCI and exchange rate change adjustments of subsidiary abroad and taxes.

Notes to the consolidated financial statements As of December 31, 2023
d.Dividends and interest on equity
As of December 31, 2023, and for the year ended December 31, 2022, Inter & Co, Inc. did not announce the payment of dividends to its shareholders. As of December 31, 2023, Inter Food paid interest on equity to non-controlling shareholders in the amount of R$23,600. In the same period, Banco Inter and Inter Holding Financeira S.A made payments of interest on equity in the amount of R$50,000 and R$25,781 for controlling shareholders.
In the year ended December 31, 2022, Banco Inter paid interest on equity to controlling shareholders in the amount of R$38,056. Inter Digital and Inter Food paid dividends to non-controlling shareholders in the amount of R$25,812 and R$12,030, respectively.

Dividend/ interest on equity declared by the company and subsidiaries	2023	2022
Banco Inter (a)	50,000	38,056
Inter Holding Fin (b)	25,781	—
Inter Food (c)	23,600	12,030
Inter Digital (c)	—	25,812
Total	99,381	75,898
(a) Amount paid to the controlling company Inter Holding;
(b) Amount paid to the parent company Inter & Co, inc.;
(c) Amount paid to non-controllers.
e.Basic and diluted earnings (loss) per share

Basic and diluted earnings/(loss) per share is as follows:

	2023	2022
Profit (loss) attributable to Owners of the company (In thousands of Reais)	302,343	(11,090)
Average number of shares outstanding	401,773,841	401,159,541
Basic earnings (loss) per share (R$)	0.7525	(0.0276)
Diluted earnings (loss) per share (R$)	0.7523	(0.0276)
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On December 31, 2023, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 103,520.
f.Non-controlling interest
As of December 31, 2023, the balance of non-controlling interests is R$124,881 (December 31, 2022: R$96,722).
g.Reflex reserve
As of December 31, 2023, the reserve reflex is R$44,217 (December 31, 2022: R$(125,299)). The reflex reserve is mainly composed by equity-settled share-based payment from Banco Inter.

Notes to the consolidated financial statements As of December 31, 2023
26.Interest income

	2023	2022
Interest income
Credit card (a)	1,246,489	717,467
Personal loans (a)	1,117,470	583,307
Real estate loans (a)	925,900	714,011
Business loans (a)	521,929	450,650
Amounts due from financial institutions	497,054	221,136
Prepayment of receivables (a)	242,443	101,704
Others	(1,458)	14,383
Total	4,549,827	2,802,658

Interest expenses
Term deposits	(1,631,470)	(1,028,817)
Funding in the open market (b)	(1,016,636)	(760,511)
Financial institutions deposits	(131,020)	(35,469)
Saving	(91,926)	(80,993)
Others	(16,521)	(67,060)
Total	(2,887,573)	(1,972,850)

(a) Previously presented in the line of “Loans and advances to customers”.
(b) Previously presented in the lines of “Securities issued” and “Securities acquired with agreements to resell”.

27.Income from securities and derivatives

	2023		2022
Income from securities	1,615,108		1,471,738
Fair value through other comprehensive income	1,284,794		1,100,971
Fair value through profit or loss	194,250		209,400
Amortized cost	136,064		161,367
Income from Derivatives (a)	(69,273)	(69,273)	33,883
Future dolar contracts	33,250		34,984
Forward contracts	(2,445)		4,475
Futures contracts and swaps (b)	(100,078)		(5,576)
Total	1,545,835		1,505,621

(a) In 2023, management chose to change the form of disclosure of the explanatory note for the results of securities and derivatives for better presentation, with this, the “Results of securities” that were presented in explanatory note 10, came to be combined with the result of derivatives.
(b) For the year ended December 31, 2023, the fair value adjustment of the hedge object offset the effects of the result of derivatives subject to Hedge Accounting.

Notes to the consolidated financial statements As of December 31, 2023
28.Net revenues from services and commissions

	2023	2022
Interchange (a)	820,630	617,552
Commissions (b)	536,580	523,889
Income from bank fees	89,507	62,544
Asset management fees (c)	64,472	30,925
Securities placement, custody and brokerage	26,300	36,508
Other	69,945	18,059
Gross revenues	1,607,435	1,289,477

Cashback expenses (d)	(236,482)	(321,438)
Inter Loop (e)	(66,571)	—

Revenues from services and commissions	1,304,382	968,039

(a)     Refers to card operations. Previously presented as "income from exchange"
(b)     Previously presented in the lines “Revenue from services and commissions” and “Revenue from commissions and intermediation”.
(c)     Previously presented as "'Third parties' funds administration”.
(d)     Refer to amounts paid to customers as an incentive to purchase or use products. This balance is deducted directly from revenue from services and commissions; and.
(e)     This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services.

29.Other revenues

	2023	2022
Performance fees (a)	135,260	150,401
Revenue foreign exchange	88,708	99,780
Capital gains	41,785	66,363
Revenue from sale of goods	20,600	17,032
Others (b)	89,335	54,886
Total	375,688	388,462

(a)     Consists substantially of the result of the commercial agreement between Inter and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
(b)     Previously presented as “Other operating income”.
30.Impairment losses on financial assets

	2023	2022
Impairment expense for loans and advances to customers	(1,718,520)	(1,140,756)
Recovery of written-off credits	167,471	53,825
Others	9,465	3,694
Total	(1,541,584)	(1,083,237)

Notes to the consolidated financial statements As of December 31, 2023
31.Administrative expenses

	2023	2022
Data processing and information technology	(779,453)	(696,092)
Third party services	(214,892)	(142,160)
Advertisement and marketing	(93,512)	(137,942)
Rent, condominium fee and property maintenance	(62,870)	(60,513)
Financial system services	(54,280)	(144,134)
Provisions for contingencies	(38,611)	(25,931)
Insurance expenses	(25,620)	(15,870)
Portability expenses	(8,274)	(15,768)
Others (a)	(183,837)	(256,074)
Total	(1,461,348)	(1,494,484)
(a) Previously presented in the following lines: (i) Communications; (ii) Customer refund resources; (iii) Expenses with Serasa; (iv) Transport and travel expenses; (v) Notary and court expenses; (vi) Discounts granted; (vii) Other expenses.
32.Personnel expenses

	2023	2022
Salaries (a)	(415,817)	(411,460)
Benefits (b)	(251,583)	(201,093)
Social security charges	(115,263)	(119,746)
Others	(8,076)	(1,306)
Total	(790,739)	(733,605)
(a)     Previously presented in the line of: (i) Salaries; (ii) Vacation expenses and 13th salary; and (iii) Remuneration of the executive board and the Board of Directors;
(b)     Previously presented in the line of: (i) Benefits and (ii) Profit sharing.
33.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss for the period

	2023	2022
Current income tax and social contribution expenses
Current year	(280,845)	(106,625)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	223,051	111,967
Provision for contingencies	5,074	2,944
Adjustment of financial assets to fair value	(36,249)	(7,478)
Other temporary differences	33,949	54,245
Tax losses carried forward	(32,561)	109,441
Total deferred income tax and social contribution	193,264	271,119
Total income tax	(87,581)	164,494

Notes to the consolidated financial statements As of December 31, 2023
b.Reconciliation of effective rate

	2023		2022
	Income tax		Income tax
Profit before tax		439,841		(178,573)
Tax average (a)	45%	(197,928)	45%	80,358

Tax effect of
Interest on capital distribution		22,501		17,126
Non-taxable income (non-deductible expenses) net		53,397		(8,016)
Subsidiaries not subject to real profit taxation		10,176		65,110
Others		24,273		9,916
Total income tax		(87,581)		164,494

Effective tax rate		(20)%		92%

Total deferred income tax and social contribution		193,264		271,119
Total income tax and social contribution expenses		(280,845)		(106,625)

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2022	Constitution	Realization	12/31/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	784,080	(561,029)	630,817
Adjustment of financial assets to fair value	312,159	325,587	(500,017)	137,729
Tax losses carried forward	202,184	45,463	(82,816)	164,831
Other temporary differences	33,668	99,406	(50,636)	82,438
Provision for contingencies	12,664	15,814	(10,758)	17,720
Expected loss on financial instruments	9,707	—	(9,707)	—
Subtotal	978,148	1,270,350	(1,214,963)	1,033,535

Deferred tax liabilities
Capital gains from assets in the business combination	(30,073)	(2,608)	4,779	(27,902)
Hedge Accounting	—	(10,233)	5,596	(4,637)
Subtotal	(30,073)	(12,841)	10,375	(32,539)

Total net deferred tax assets (liabilities) (a)	948,075	1,257,509	(1,204,588)	1,000,996

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the consolidated financial statements As of December 31, 2023

	12/31/2021	Constitution	Realization	12/31/2022
Deferred tax assets
Provision for impairment losses on loans and advances	295,799	548,506	(436,539)	407,766
Provision for contingencies	9,720	21,867	(18,923)	12,664
Adjustment of financial assets to fair value	216,068	232,226	(136,135)	312,159
Other temporary differences	62,939	87,199	(116,470)	33,668
Tax losses carried forward	95,573	109,219	(2,608)	202,184
Provision for loss of non-current assets held for sale	8,990	—	(8,990)	—
Provision for expected loss on financial instruments	6,436	7,806	(4,535)	9,707
Subtotal	695,525	1,006,823	(724,200)	978,148

Deferred tax liabilities
Commission deferral	(3,869)	—	3,869	—
Temporary differences	(21,820)	—	21,820	—
Others	(63,546)	(32,681)	66,154	(30,073)
Subtotal	(89,235)	(32,681)	91,843	(30,073)

Total net deferred tax assets (liabilities) (a)	606,290	974,142	(632,357)	948,075

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

34.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
09/30/2016	12/21/2023	1,764,000	Up to 5 years	R$1.56	Officers, managers and key employees
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

Notes to the consolidated financial statements As of December 31, 2023
Changes in the options of each plan for the period ended December 31, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2018	135,599		—		—		19,800		115,799
2020	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687
Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$ 17,98

Grant Date	12/31/2021		Granted		Expired/Cancelled		Exercised		12/31/2022
2016 (a)	676,800		—		—		676,800		—
2018	2,458,065		—		10,800		2,311,666		135,599
2020	2,965,350		—		48,600		87,525		2,829,225
2022	—		2,903,500		65,000		—		2,838,500
Total	6,100,215		2,903,500		124,400		3,075,991		5,803,324
Weighted average price of the shares	R$	14.34	R$	15.50	R$	16.69	R$	2.31	R$	18.15
(a) All options were exercised prior to June 23, 2022 when Inter & Co became, indirectly, through Inter Holding Financeira S.A. (“HoldFin”), the owner of all shares of Banco Inter.
The fair values of the period of 2016 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended December 31, 2023, costs amounting to R$32.692 (December 31, 2022: R$47,557) were recognized in employee benefit expenses.

Notes to the consolidated financial statements As of December 31, 2023
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Final exercise date
2022	489,386	Up 3 years	R$ 9,30 for Class A share	Key Executives	12/30/2024
(a)    Number of options and strike price from Inter & Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listingas on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of December 31, 2023.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2022	643,500	Key Executives	12/30/2024
Changes in Inter & Co Payments, Inc.’s granted instruments for December 31, 2023 and supplementary information are shown below:

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.30

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160.875	482.625

In the period ended December 31, 2023, the amount of R$33,616 (December 31, 2022: R$ 47,362) was recognized as employee benefit expenses in the income statement of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.

Notes to the consolidated financial statements As of December 31, 2023
The Omnibus Incentive Plan is managed by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to the Company's employees.
On June 1, 2023, the Company granted 2,140,500 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on December 1 of 2023, 2024, 2025, and 2026. Additionally, on November 1, 2023, the Company granted 15,000 restricted share units (RSUs) under the Omnibus Incentive Plan with a vesting schedule of 25% on October 23 of 2024, 2025, 2026 and 2027, to various executives and employees of the Company and/or its direct or indirect subsidiaries. 553,875 RSUs already vested on December 1. See table below:

Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
Total					2,155,500	1,601,625

In the period ended December 31, 2023, the amount of R$12,198 was recognized as employee benefit expenses in the statement of income.

Notes to the consolidated financial statements As of December 31, 2023
35.Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023		12/31/2022
Assets	3,839	4,397	1,470,694	572,115	16,403	16,063	620,131	1,860,959	2,111,067		2,453,534
Loans and advances to customers	3,839	4,397	—	4	16,403	16,063	620,131	632,408	640,373		652,872
Amounts due from financial institutions	—	—	1,470,694	572,111	—	—	—	1,228,551	1,470,694	—	1,800,662

Liabilities	(5,261)	(24,736)	(9)	(7)	(22,391)	(15,031)	(250,608)	(154,170)	(278,269)		(162,350)
Liabilities with customers - Demand deposits	—	(1,350)	—	(7)	(406)	(981)	(47,091)	(40,150)	(47,497)		(12,662)
Liabilities with customers - Term deposits	(5,261)	(23,386)	(9)	—	(21,985)	(14,050)	(203,517)	(114,020)	(230,772)		(149,688)

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Profit/ (loss)	(1,844)	(444)	3,436	(145)	(932)	2,065	(2,247)	60,155	(1,587)	61,631
Interest income	—	—	3,436	—	1,373	1,416	10,893	61,801	15,702	63,217
Interest expenses	(1,843)	(408)	—	(145)	(2,282)	(298)	(11,237)	(9,246)	(15,362)	(10,097)
Other administrative expenses	(1)	(36)	—	—	(23)	947	(1,903)	7,600	(1,927)	8,511

(a)    Inter & Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter & Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter & Co; and
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter & Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter & Co and their close family members.
Compensation of key management personnel
The global compensation of management personnel for 2023, approved in the Group’s Ordinary General Meeting, was R$ 99,791 (In 2022: R$29,023)

Notes to the consolidated financial statements As of December 31, 2023
    36. Subsequent events
Public offering of shares

On January 16, 2024, Inter&Co announced the start of a public offering of 32,000,000 (thirty-two million) class A common shares. The offering was priced on January 18, 2024 at US$ 4.40 per share, and the settlement of the offering took place on January 22, 2024, resulting in a gross capital raising of US$ 140,800,000 (one hundred and forty million and eight hundred thousand).
In addition, the Company granted the Global Offering Coordinators the option to purchase up to 4,800,000 (four million, eight hundred thousand) additional Class A common shares for up to 30 days from the date of the offering.
Acquisition of the naming rights of the stadium where Orlando City of the MLS and Orlando Pride of the NWSL play, in Florida

On January 18, 2024, Inter&Co announced the acquisition of the naming rights of the stadium where Orlando City of the MLS (Major League Soccer), and Orlando Pride of the NWSL (National Women's Soccer League) play, in Florida. The stadium is now called Inter&Co Stadium. The contract will be valid until 2033.
Public action in the USA

In January 2024, a U.S. citizen filed suit against Inter&Co Payments, Inc., requesting to be certified as a class action in the U.S. District Court for the Southern District of Florida under the Telephone Consumer Protection Act .